667 Madison Avenue
New York, NY 10065-8087



Notice of 2021 Annual Meeting of Shareholders

AGENDA:

1 To elect twelve directors named in this proxy statement;

2 To approve, on an advisory basis, the company's executive compensation;

3 To ratify the appointment of our independent auditors for 2021;

4 To consider a shareholder proposal requesting certain disclosures regarding the company's political contributions; and

5 To transact any other business as may properly come before the meeting or any adjournment or postponement.

Shareholders of record at the close of business on March 16, 2021 are entitled to notice of and to vote at the meeting and any adjournment or postponement.

DATE:

Tuesday, May 11, 2021

TIME:

11:00 a.m. New York City Time

PLACE:

Via the Internet
www.virtualshareholdermeeting.com/L2021

RECORD DATE:

March 16, 2021

YOUR VOTE IS IMPORTANT. PLEASE VOTE AS PROMPTLY AS POSSIBLE BY USING THE INTERNET OR TELEPHONE, OR IF YOU RECEIVED A PAPER COPY OF THE PROXY MATERIALS, BY SIGNING, DATING AND RETURNING THE ACCOMPANYING PROXY CARD.

By order of the Board of Directors,

Marc A. Alpert

Senior Vice President, General Counsel and Secretary
March 31, 2021

Contents

We are providing this Proxy Statement in connection with the solicitation by our Board of Directors (our "Board") of proxies to be voted at our 2021 Annual Meeting of Shareholders (our "Annual Meeting"), which will be held virtually at *www.virtualshareholdermeeting.com/L2021*, on Tuesday, May 11, 2021, at 11:00 a.m., New York City Time.

Our mailing address is 667 Madison Avenue, New York, New York 10065-8087. Please note that throughout this Proxy Statement we refer to Loews Corporation as "we," "us," "our," "Loews" or the "company."

Information and reports on websites that we refer to in this Proxy Statement will not be deemed a part of, or otherwise incorporated by reference in, this Proxy Statement.

Proxy Summary

Important Notice Regarding the Availability of Proxy Materials for our Annual Meeting.
This Proxy Statement, our 2020 Annual Report, including our Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 9, 2021, and the proxy card are available at *www.loews.com/reports.*

AGENDA AND VOTING MATTERS

Proposal	Board Recommendation	Page Reference
Proposal 1: Elect the twelve directors listed below	**FOR**	5
Proposal 2: Approve, on an advisory basis, the company's executive compensation	**FOR**	21
Proposal 3: Ratify the appointment of the company's independent auditors for 2021	**FOR**	54
Proposal 4: Consider shareholder proposal requesting certain disclosures regarding the company's political contributions	**AGAINST**	57
Transact such other business as may properly come before the meeting or any adjournment or postponement thereof		

DIRECTOR NOMINEES

Name & Title	Age	Director Since	Board Committee Membership			
			Audit	Compensation	Nominating & Governance	Executive
Ann E. Berman Retired Senior Advisor to the President, Harvard University	68	2006	■			
Joseph L. Bower Donald K. David Professor Emeritus, Harvard Business School	82	2001	■	■ CHAIR	■	
Charles D. Davidson Venture Partner, Quantum Energy Partners	71	2015		■		
Charles M. Diker Managing Partner, Diker Management, LLC, Chairman, Cantel Medical Corp.	86	2003	■	■		
Paul J. Fribourg Chairman, President and CEO, Continental Grain Company Lead Independent Director	67	1997	■	■	■ CHAIR	
Walter L. Harris Former President and CEO, FOJP Service Corp. and Hospital Insurance Co.	69	2004	■ CHAIR		■	
Philip A. Laskawy Retired Chairman and CEO, Ernst & Young LLP	79	2003	■			
Susan P. Peters Retired Chief Human Resources Officer, General Electric Company	67	2018		■		
Andrew H. Tisch Office of the President, Co-Chairman of the Board, Loews Corporation	71	1985				■ CHAIR
James S. Tisch Office of the President, President and Chief Executive Officer, Loews Corporation	68	1986				■
Jonathan M. Tisch Office of the President, Co-Chairman of the Board, Loews Corporation; Chairman and CEO, Loews Hotels & Co	67	1986				■
Anthony Welters Executive Chairman, Black Ivy Group, LLC	66	2013			■	

Further information regarding our director nominees is included under the heading "Director Nominees" beginning on page 7.

CORPORATE GOVERNANCE HIGHLIGHTS

Our corporate governance framework reinforces our goal of building long-term value for shareholders.

Board Independence	• The Board has determined that all of our directors and nominees (other than the members of our Office of the President) are independent under our independence standards and the New York Stock Exchange listing standards. • Members of our Office of the President are our only management directors. • Independent directors regularly hold executive sessions at Board meetings, which are chaired by our lead director.
Accountability to Shareholders	• All of our directors are elected annually. • Our directors are elected by a majority voting standard in uncontested elections. • Shareholders are invited to submit questions to our Chief Executive Officer and Chief Financial Officer on our quarterly earnings calls.
Board Composition and Evaluation	• Our Board consists of directors with a diverse mix of skills, experience and backgrounds. • Our Board and Board committees undertake robust annual self-evaluations.
Board Committees	• We have four Board committees — Audit, Compensation, Nominating and Governance, and Executive. • Each of our Audit, Compensation and Nominating and Governance Committees is composed entirely of independent directors.
Leadership Structure	• We have a separate Chief Executive Officer and Co-Chairmen of the Board. • Our lead director is fully independent and empowered with broadly defined authorities and responsibilities. Our lead director is also Chairman of our Nominating and Governance Committee, which is responsible for developing our corporate governance principles.
Risk Oversight	• Our Board is responsible for risk oversight. It regularly reviews enterprise risk management and related policies, processes and controls, and oversees management in its assessment and mitigation of risk.
Director and Officer Stock Ownership	• Our independent directors are required to own shares of our stock having a value of at least three times their annual cash retainer. • Our executive officers and directors as a group own a substantial percentage of our outstanding common stock. • We only have a single class of common stock, which directly aligns the interests of our executive officers and directors with those of our other shareholders. • We have an anti-hedging and pledging policy for directors and executive officers.
Compensation Governance	• Our fully independent Compensation Committee oversees all aspects of our executive compensation program. • We have an annual shareholder advisory vote to approve named executive officer compensation. • We have a clawback policy that allows for the recoupment of incentive compensation. • We do not maintain employment agreements or agreements to pay severance upon a change in control with any of our executive officers. • We structure a large majority of our executive officers' compensation to be performance based.
Ethics and Corporate Responsibilities	• Our Code of Business Conduct and Ethics is disclosed on our website. • We have an active and robust ethics and compliance program, which includes regular employee training.

Proposal No. 1:
Election of Directors

At the Annual Meeting, shareholders will vote to elect a Board of twelve directors to serve until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. It is the intention of the persons named in the accompanying form of proxy, unless you specify otherwise, to vote for the election of the nominees named below, each of whom is a current director. Our Board has no reason to believe that any of the persons named will be unable or unwilling to serve as a director and each has agreed to be nominated in this Proxy Statement.

If any nominee is unable or unwilling to serve, we anticipate that either:

- proxies will be voted for the election of a substitute nominee or nominees recommended by our Nominating and Governance Committee and approved by our Board; or
- our Board will adopt a resolution reducing the number of directors constituting our full Board.

Director Nominating Process

In evaluating potential director nominees for recommendation to our Board, our Nominating and Governance Committee seeks individuals with exceptional talent and ability and experience from a wide variety of backgrounds to provide a diverse spectrum of experience and expertise relevant to a diversified business enterprise such as ours.

In identifying, evaluating and nominating individuals to serve as directors, our Board and its Nominating and Governance Committee do not rely on any preconceived diversity guidelines or rules. Rather, our Board and its Nominating and Governance Committee believe that Loews is best served by directors with a wide range of perspectives, professional experiences, skills and other individual qualities and attributes.

Although we have no minimum qualifications, a candidate should represent the interests of all shareholders, and not those of a special interest group, have a reputation for integrity and be willing to make a significant commitment to fulfilling the duties of a director.

Our Nominating and Governance Committee will screen and evaluate all recommended director nominees (including those validly proposed by shareholders) based on these criteria, as well as other relevant considerations. Further information regarding the process for a shareholder to recommend a director nominee can be found below under "Submissions of Nominations or Other Proposals for Our 2022 Annual Meeting" on p. 61. Our Nominating and Governance Committee will retain full discretion in considering its nomination recommendations to our Board.

Director Independence

Our Board has determined that the following directors, constituting a majority of our directors, are independent under our independence standards and the listing standards of the New York Stock Exchange: Ann E. Berman, Joseph L. Bower, Charles D. Davidson, Charles M. Diker, Paul J. Fribourg, Walter L. Harris, Philip A. Laskawy, Susan P. Peters and Anthony Welters. We refer to these directors in this Proxy Statement as our "independent directors." Our Board considered all relevant facts and circumstances and applied the independence standards described below, which are consistent with New York Stock Exchange listing standards, in determining that none of our independent directors has any material relationship with us or our subsidiaries.

Our Board has established the following standards to determine director independence.

A director would not be considered independent if any of the following relationships exists:

- during the past three years the director has been an employee, or an immediate family member has been an executive officer, of Loews;

- the director or an immediate family member received, during any twelve-month period within the past three years, more than $120,000 in direct compensation from Loews, excluding director and committee fees, pension payments and certain forms of deferred compensation;

- the director is a current partner or employee or an immediate family member is a current partner of a firm that is Loews's internal or external auditor, an immediate family member is a current employee of such a firm and personally works on the company's audit or, within the last three years, the director or an immediate family member was a partner or employee of such a firm and personally worked on Loews's audit within that time;

- the director or an immediate family member has at any time during the past three years been employed as an executive officer of another company where any of Loews's present executive officers at the same time serves or served on that company's compensation committee; or

- the director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, Loews for property or services in an amount which, in any of the last three years, exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues.

In considering Mr. Harris's independence, the Board noted that he has a majority ownership interest in certain insurance brokerage firms which, from time to time, receive brokerage commissions from insurance company subsidiaries of our subsidiary, CNA Financial Corporation. Mr. Harris may not participate and has not participated in the Audit Committee's consideration of these transactions. All business placed with CNA by such insurance brokerage firms was pursuant to written agreements on CNA's standard forms, is typical of the products offered by CNA to its brokers and commissions were paid in accordance with a schedule that is standard to CNA brokerage contracts of this type. Mr. Harris does not participate in placements of business with CNA. Mr. Harris has informed Loews that these commissions were less than the greater of $1 million or 2% of the consolidated gross revenues of such firms during each of the last three years. In 2020, commissions totaled approximately $48,000.

Director Nominees

Information about each nominee for director and the nominee's age, principal occupation during the past five years and individual qualifications and attributes are set forth below. Unless otherwise noted in this Proxy Statement, no entity related to a nominee is affiliated with Loews.

Ann E. Berman

AGE:
68

DIRECTOR SINCE:
2006

Retired advisor to the President of Harvard University. Ms. Berman is also a director of Cantel Medical Corp and was a director of Eaton Vance Corporation from 2006 to 2021.

EXPERIENCE: Ms. Berman's experience, including having served as Vice President of Finance and Chief Financial Officer of Harvard University, has provided her with a deep knowledge of the complex financial issues faced by large institutions such as Loews. In addition, her past service on the board of the Harvard Management Company, which oversees the management of Harvard's endowment, gives her extensive experience in dealing with large and diverse investment portfolios such as those maintained by Loews and its subsidiaries. This knowledge and experience are valuable to our Board and qualifies her to serve as one of the two financial experts on our Board's Audit Committee.

Joseph L. Bower

AGE:
82

DIRECTOR SINCE:
2001

A faculty member of Harvard Business School since 1963, Professor Bower has been the Donald K. David Professor Emeritus of Business Administration since 2014. Professor Bower is also a director of Anika Therapeutics, Inc. and New America High Income Fund, Inc.

EXPERIENCE: Professor Bower served as a Professor of Business Administration for over 55 years. For many years his scholarship has had a particular emphasis on corporate management, organization and leadership. His study and knowledge in this area serve to enhance our Board's ability to fulfill its oversight responsibility with respect to Loews's management.

Charles D. Davidson

AGE:
71

DIRECTOR SINCE:
2015

Venture Partner at Quantum Energy Partners, a private equity fund specializing in investments in energy businesses, since 2015. Mr. Davidson served as Chief Executive Officer of Noble Energy Inc., an independent producer of oil and natural gas, from 2000 through 2014, and was Chairman of the Board of Noble until his retirement in 2015. Mr. Davidson was also a director, from 2016, and Chairman of the Board, from 2018, of Jagged Peak Energy, Inc. until 2020.

EXPERIENCE: Mr. Davidson has worked in the oil and gas industry for over 45 years, including as Chief Executive Officer of Noble. His extensive experience with oil and gas operations, as well as management of a large, complex, multinational organization, give him knowledge and insights that are valuable to our Board, particularly in overseeing the business of our energy industry subsidiary, Boardwalk Pipelines.

Charles M. Diker

AGE:
86

DIRECTOR SINCE:
2003

Managing Partner of Diker Management LLC, a registered investment adviser. Mr. Diker is also Chairman of the Board of Cantel Medical Corp.

EXPERIENCE: Mr. Diker has had wide-ranging experience in the investment advisory field, as well as in the management or on the boards of several operating businesses. This combination of experiences as an investment professional and a key executive at operating companies is a valuable attribute Mr. Diker brings to our Board, particularly in light of Loews's varied investment and business interests.

Paul J. Fribourg

AGE:
67

DIRECTOR SINCE:
1997

Lead Director

Chairman of the Board and Chief Executive Officer of Continental Grain Company, an international agribusiness and investment company. Mr. Fribourg is also a director of Estee Lauder Companies, Inc., Restaurant Brands International, Inc., and Bunge Limited. He was a director of Apollo Global Management, LLC from 2011 to 2018.

EXPERIENCE: Mr. Fribourg has had extensive and practical hands-on experience as the Chief Executive Officer of Continental Grain Company, a major industrial company with broad international operations. This background gives Mr. Fribourg particular insight into many of the business decisions that come before our Board.

Walter L. Harris

AGE:
69

DIRECTOR SINCE:
2004

From 2014 until 2019, President and Chief Executive Officer of FOJP Service Corporation, a provider of risk management services to hospitals, long-term care facilities and social service agencies in New York City, and Hospitals Insurance Company, a provider of insurance coverages and services to hospitals, long-term care facilities, physicians and healthcare professionals in New York State. Mr. Harris is also Chairman of the Board of Directors of Watford Holdings Ltd.

EXPERIENCE: Mr. Harris has extensive experience and knowledge regarding the commercial insurance industry, which is particularly valuable to our Board in light of Loews's significant interest in the insurance industry as represented by one of our principal subsidiaries, CNA.

Philip A. Laskawy

AGE:
79

DIRECTOR SINCE:
2003

Retired Chairman and Chief Executive Officer of Ernst & Young LLP, an international accounting firm. Mr. Laskawy is also a director of Henry Schein, Inc., Covetrus, Inc. and Lazard Ltd.

EXPERIENCE: Mr. Laskawy brings to our Board extensive knowledge of and skills in financial and accounting matters, having served as Chairman and Chief Executive Officer of one of the largest public accounting firms in the United States. This qualifies him to serve as one of the two financial experts on our Board's Audit Committee. Mr. Laskawy's knowledge and skills are especially valuable to our Board in understanding and dealing with complex financial and accounting issues.

Susan P. Peters

AGE:
67

DIRECTOR SINCE:
2018

Retired Senior Vice President of Human Resources of General Electric Company, a global industrial company, a position which she held from 2013 until 2017. Ms. Peters is also a director of Hydrofarm Holdings Group, Inc.

EXPERIENCE: Ms. Peters' experience during her 38-year career at General Electric, in which she held positions of increasing responsibility and which culminated in her serving as the chief human resources officer and a member of the senior leadership team, has provided her with deep domain expertise in talent management, operational optimization, executive compensation and leadership development at the highest level that serve our Board extremely well.

Andrew H. Tisch

AGE:
71

DIRECTOR SINCE:
1985

Co-Chairman of the Board, Chairman of the Executive Committee and a member of the Office of the President of Loews. Mr. Tisch is also a director of our subsidiaries, CNA and the general partner of Boardwalk Pipelines. He was also a director of Diamond Offshore from 2011 to 2020 and K12 Inc. from 2001 to 2017.

EXPERIENCE: Mr. Tisch has served as a member of Loews's Office of the President since 1999 and, prior to that time, had served the company in a number of other executive positions. This experience has provided him with broad knowledge of and insight into Loews and its operations and businesses and has enabled him to be instrumental in providing our company with strategic direction and operational oversight. Our Board and its Nominating and Governance Committee believe that his direct experience in managing Loews's business, as well as his institutional knowledge, is of critical importance to our Board in fulfilling its responsibilities.

James S. Tisch

AGE:
68

DIRECTOR SINCE:
1986

President and Chief Executive Officer and a member of the Office of the President of Loews. Mr. Tisch is also a director of General Electric Company and our subsidiaries, CNA and Diamond Offshore.

EXPERIENCE: Mr. Tisch has served as a member of Loews's Office of the President since 1999 and, prior to that time, had served the company in a number of other executive positions, giving him extensive knowledge of Loews, its operations and the businesses in which it is engaged, and enabling him to be instrumental in providing our company with both strategic direction and day-to-day operational oversight. Our Board and its Nominating and Governance Committee believe that his direct experience in managing Loews's business, as well as his institutional knowledge, is of critical importance to our Board in fulfilling its responsibilities.

Jonathan M. Tisch

AGE:
67

DIRECTOR SINCE:
1986

Co-Chairman of the Board and a member of our Office of the President, and Chairman and Chief Executive Officer of our subsidiary, Loews Hotels.

EXPERIENCE: Mr. Tisch has served as a member of Loews's Office of the President since 1999 and, prior to that time, had served the company in a number of other executive positions. This experience has provided him with broad knowledge of and insight into Loews and its operations and businesses and has enabled him to be instrumental in providing our company with strategic direction and operational oversight. Our Board and its Nominating and Governance Committee believe that his direct experience in managing the Loews Hotels business, as well as his institutional knowledge, is of critical importance to our Board in fulfilling its responsibilities.

Anthony Welters

AGE:
66

DIRECTOR SINCE:
2013

Executive Chairman of Black Ivy Group, LLC, a values-driven investment company that builds and grows commercial enterprises in Sub-Saharan Africa, since 2013. Mr. Welters served as Senior Advisor to the Office of the Chief Executive Officer of UnitedHealth Group Incorporated from 2014 until his retirement in 2016. He is also an attorney. Mr. Welters is also a director of the Carlyle Group and Gilead Sciences, Inc., and was a director of West Pharmaceutical Services, Inc. from 1997 until 2016 and of C.R. Bard, Inc. from 1999 to 2017.

EXPERIENCE: Mr. Welters' experience as a senior executive at a large, complex health insurance company, as well as his service as a director of several public companies and his work with numerous educational and philanthropic organizations, give him a range of knowledge and skills that are extremely valuable to our Board.

BOARD DIVERSITY.

A number of institutional investors have requested the following disclosure: Two of our nine independent directors are female, and one of our independent directors is black.

FAMILY RELATIONSHIPS.

James S. Tisch and Andrew H. Tisch are brothers. Jonathan M. Tisch is the cousin of James S. Tisch and Andrew H. Tisch.

 Our Board recommends a vote **FOR** each of the nominees listed above to be elected as a director of our Company.

Board Governance Information

Corporate Governance

Effective corporate governance reinforces our goal of building long-term value for shareholders. Our governance principles are detailed in our Corporate Governance Guidelines, which are reviewed annually and updated as needed, including in response to evolving best practices and regulatory requirements. We also have a Code of Business Conduct and Ethics which applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer.

For more information on our governance practices and policies, please see "Corporate Governance Highlights" on p. 4 in the Proxy Summary section.

GOVERNANCE DOCUMENTS

The following governance documents are available on our website in the "Investors/Media" section under "Governance" at *www.loews.com* and are available in print to any shareholder who requests a copy by writing to our Corporate Secretary:

- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Audit Committee Charter
- Compensation Committee Charter
- Nominating and Governance Committee Charter

Board Leadership Structure

Our Board's current leadership structure consists of two Co-Chairmen of the Board, Andrew H. Tisch and Jonathan M. Tisch, both of whom are members of the Office of the President, and a lead director, presently Paul J. Fribourg, who is also Chairman of our Board's Nominating and Governance Committee. Loews's Chief Executive Officer and third member of its Office of the President, James S. Tisch, does not currently serve in a formal leadership capacity on our Board.

Our Board believes that this structure provides input, guidance and leadership for the Board from both senior management, as represented by the Co-Chairmen of the Board, and the non-management directors, as represented by the lead director, which assists the Board in effectively fulfilling its oversight role. Our Board also believes that the current exclusion of Loews's Chief Executive Officer from its leadership structure helps to achieve an appropriate balance between the differing perspectives of management and non-management directors during the course of its proceedings.

The lead director plays an important role in our Board's leadership structure. Non-management directors meet in executive session after each regular meeting of our Board. The lead director chairs these meetings of non-management directors. Our lead director also currently serves as Chairman of the Nominating and Governance Committee, the principal Board committee charged with responsibility for the Board's leadership structure. In this dual role, the lead director facilitates the ability of non-management directors to fulfill their responsibilities and provides a structure for communicating any concerns that non-management directors may have directly to Loews's senior management.

Board Committees

Our Board has a standing Audit Committee, Compensation Committee, Nominating and Governance Committee and Executive Committee.

The following table shows the current members and chairs of each of our Audit, Compensation and Nominating and Governance Committees and their primary responsibilities.

AUDIT

CHAIR: Walter Harris

OTHER MEMBERS:

Ann E. Berman   Joseph L. Bower
Charles M. Diker   Paul J. Fribourg
Philip A. Laskawy

2020 MEETINGS HELD: 7

Each of the members is an independent director and satisfies the additional independence and other requirements for Audit Committee members provided for in the listing standards of the New York Stock Exchange and the rules of the Securities and Exchange Commission.

Additionally, Ms. Berman and Mr. Laskawy have been designated as "audit committee financial experts" under the rules of the Securities and Exchange Commission.

PRIMARY ROLE

The Audit Committee assists our Board in fulfilling its responsibility to oversee:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- the qualifications and independence of our independent auditors;
- the performance of our internal audit function and independent auditors;
- our systems of disclosure controls and procedures and internal controls over financial reporting; and
- compliance with ethical standards adopted by Loews.

Our Audit Committee has sole authority to appoint, retain, compensate, evaluate and terminate our independent auditors and to approve all engagement fees and terms for our independent auditors.

COMPENSATION

CHAIR: Joseph L. Bower

OTHER MEMBERS:

Charles D. Davidson   Charles M. Diker
Paul J. Fribourg   Susan P. Peters

2020 MEETINGS HELD: 2

Each of the members is an independent director and satisfies the additional independence requirements for Compensation Committee members provided for in the listing standards of the New York Stock Exchange and the rules of the Securities and Exchange Commission.

PRIMARY ROLE

The Compensation Committee assists our Board in discharging its responsibilities relating to compensation of our executive officers. These responsibilities include:

- reviewing our general compensation philosophy for executive officers;
- overseeing the development and implementation of executive compensation programs; and
- reviewing compensation levels, including incentive and equity-based compensation, for executive officers, directors and Board committee members.

Our Compensation Committee determines and approves compensation for our executive officers and administers our incentive and equity-based compensation plans.

NOMINATING AND GOVERNANCE COMMITTEE

CHAIR: Paul J. Fribourg

OTHER MEMBERS:

Joseph L. Bower   Anthony Welters
Walter L. Harris

2020 MEETINGS HELD: 2

Each of the members is an independent director.

PRIMARY ROLE

The Nominating and Governance Committee identifies individuals qualified to become members of our Board and recommends to our Board a slate of director nominees for election at our annual meetings of shareholders. It also recommends directors for membership on our Board committees.

The Nominating and Governance Committee also develops and recommends to our Board a set of corporate governance principles, which are detailed in our Corporate Governance Guidelines.

Executive Sessions of Non-Management Directors

Our non-management directors meet in regular executive sessions without management participation. Paul J. Fribourg, who serves as our lead director, presides at these meetings.

Director Attendance at Meetings

During 2020, there were thirteen meetings of our Board, seven meetings of our Audit Committee, two meetings of our Compensation Committee and two meetings of our Nominating and Governance Committee. During 2020, each of our directors attended at least 75% of the total number of meetings of our Board and committees of our Board on which that director served. Our Board encourages all directors to attend our annual meetings of shareholders. All of our directors then serving attended our 2020 annual meeting of shareholders.

Board Oversight of Risk Management

Our Board recognizes the importance of understanding, evaluating and, to the extent practicable, managing enterprise risk to the financial health of Loews and its business enterprises.



BOARD

Our Board is responsible for overseeing management in its efforts to systematically identify, assess and manage the principal risks facing us and our subsidiaries, and implement policies and practices that promote a culture that actively balances risk and reward. Our Board exercises this responsibility, and evaluates our risk management practices, through its Board and Committee meetings, during which it hears reports on, and actively discusses, a variety of risk management matters. In addition, our Board regularly formally reviews our enterprise risk management framework.

LEAD INDEPENDENT DIRECTOR | **AUDIT COMMITTEE**

MANAGEMENT

Our management team is responsible for assessing and managing our various exposures to risk on a day-to-day basis, including the creation of appropriate risk management programs and policies to help determine how best to identify, manage and mitigate risks. Management is supported in these efforts by the groups described below. Management regularly reports to our Board and Audit Committee on a variety of risk management matters.

Risk Council
Chair: **Chief Financial Officer**
Other Members: **Representatives of Various Functional Areas**

The Risk Council assists Loews's management in developing and implementing our enterprise risk management framework, including reviewing the strategies, policies, procedures and systems established by our and our subsidiaries' management teams to identify, assess and manage the material risks facing us and our subsidiaries.

ESG Working Group
Chair: **Chief Financial Officer**
Other Members: **Representatives of Various Functional Areas**

The ESG Working Group helps Loews's management develop risk management and external reporting strategies with respect to environmental, social and governance matters.

Cyber Risk Committee
Chair: **Senior IT Leadership**
Other Members: **Representatives of Various Functional Areas**

The Cyber Risk Committee helps Loews's management evaluate and manage cybersecurity related risks across the Loews enterprise.

Business Continuity Working Group
Chair: **Co-Chairman of the Board**
Other Members: **Representatives of Various Functional Areas**

The Business Continuity Working Group helps Loews's management plan and prepare to be able to operate our critical business functions during emergency events, such as the COVID-19 pandemic during 2020.

Share Ownership Guidelines for Directors

Our Board has adopted minimum share ownership guidelines for directors who are not employees or officers of Loews. Under these guidelines, each non-management director is required to own shares having a value (determined as of the time the shares are acquired) of at least three times the annual cash retainer payable to directors (which is currently $100,000 per year). Directors first elected after our 2016 annual meeting of shareholders have until the date of the third annual meeting after they were first elected to accumulate the requisite shares. Shares owned by immediate family members or in certain trusts and unissued shares underlying restricted stock units are counted toward satisfying the requirement. Our Nominating and Governance Committee, or the committee chair acting by delegated authority, has the authority to grant exceptions to the guidelines for hardship reasons should any arise.

Director Compensation

During 2020, each of our non-management directors received a cash retainer of $25,000 per quarter and an annual award of restricted stock units ("RSUs") having a value of $100,000 at the date of grant under the Loews Corporation 2016 Incentive Compensation Plan (our "Incentive Compensation Plan").

In addition, members of our Audit Committee each received a cash retainer of $6,250 per quarter, and the committee chair received an additional $10,000 per quarter. Members of our Compensation Committee and Nominating and Governance Committee each also received a cash retainer of $2,500 per quarter, and the committee chairs received an additional $5,000 per quarter. Our lead director received an additional quarterly retainer of $5,000.

All of our directors are reimbursed for reasonable expenses incurred in connection with attending board of director and committee meetings.

Our non-management directors may elect to defer some or all of their cash and equity compensation.

The following table shows information regarding the compensation of our non-management directors during the year ended December 31, 2020.

Name	Fees Earned or Paid in Cash	Stock Awards [1]	Option/SAR Awards [2]	Total
Ann E. Berman	125,000	100,000	0	225,000
Joseph L. Bower	165,000	100,000	0	265,000
Charles D. Davidson	110,000	100,000	0	210,000
Charles M. Diker	135,000	100,000	0	235,000
Paul J. Fribourg	185,000	100,000	0	285,000
Walter L. Harris	175,000	100,000	0	275,000
Philip A. Laskawy	125,000	100,000	0	225,000
Susan P. Peters	110,000	100,000	0	210,000
Anthony Welters	110,000	100,000	0	210,000

(1) These amounts represent the grant date fair value of RSUs, calculated in accordance with the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") Topic 718. At December 31, 2020, the aggregate number of RSUs outstanding for each non-management director was 3,292.

(2) Prior to 2016, our non-management directors were granted stock appreciation rights ("SARs") under the Loews Corporation Stock Option Plan (our "Stock Option Plan"). At December 31, 2020, the aggregate number of SAR awards outstanding for each non-management director was as follows: Ann E. Berman, 42,000; Joseph L. Bower, 42,000; Charles D. Davidson, 9,000; Charles M. Diker, 42,000; Paul J. Fribourg, 42,000; Walter L. Harris, 42,000; Philip A. Laskawy, 42,000; Susan P. Peters, 0; and Anthony Welters, 20,250.

Transactions with Related Persons

Our Audit Committee Charter requires our Audit Committee to review and approve all related party transactions required to be disclosed under Securities and Exchange Commission rules. It has been our Audit Committee's practice, however, to review and approve or ratify any transaction, regardless of the size or amount, involving us or any of our subsidiaries in which any of our directors, director nominees, executive officers, principal shareholders or any of their immediate family members has had or will have a direct or indirect material interest, without the participation of any member who may be involved in the transaction. All related party transactions are submitted to our General Counsel for review and reported to our Audit Committee for its consideration. In each case, the Audit Committee considers, in light of all of the facts and circumstances it deems relevant, whether the transaction is fair and reasonable to us.

Our Audit Committee reviewed and approved or ratified each of the following 2020 related party transactions:

Andrew H. Tisch, James S. Tisch and Jonathan M. Tisch, the members of our Office of the President, and members of their families have chartered our aircraft for personal travel from time to time. For the use of our owned aircraft, charters are done through an unaffiliated management company and the charterer pays us a fixed hourly rate plus a fuel surcharge which equals or exceeds our out-of-pocket operating costs. The total amount reimbursed or paid to us in 2020 in connection with this aircraft travel was $513,965.

Daniel Tisch, brother of James S. Tisch and Andrew H. Tisch, leased an apartment at the Loews Regency New York Hotel on a month-to-month basis until the hotel was closed due to the COVID-19 pandemic in March 2020. He paid the hotel an aggregate of $168,829 for the lease in 2020.

Alexander Tisch, son of Andrew H. Tisch, is employed as a Vice President in Loews's Corporate Development Department and as President of Loews Hotels. In response to the pandemic's impact on Loews Hotels team members, and to demonstrate his dedication to Loews, Alexander Tisch voluntarily agreed to forego 50% of his base salary from May 1 through December 31, 2020. Alexander Tisch, earned cash compensation (including bonus) of $791,171 in 2020 and participated in benefit programs available to salaried employees generally. In February 2020, he was granted 6,597 restricted stock units under our Incentive Compensation Plan.

Benjamin Tisch, son of James S. Tisch, is employed as a Vice President in Loews's Corporate Development Department. In response to the pandemic's impact on Loews Hotels team members, and to demonstrate his dedication to Loews, Benjamin Tisch voluntarily agreed to forego 50% of his base salary from May 1 through December 31, 2020. Benjamin Tisch earned cash compensation (including bonus) of $792,087 for 2020 and participated in benefit programs available to salaried employees generally. In February 2020, he was granted 6,597 restricted stock units under our Incentive Compensation Plan.

Stock Ownership

Principal Shareholders

The following table shows certain information about all persons who, to our knowledge, were the beneficial owners of 5% or more of our common stock as of March 16, 2021 (unless otherwise indicated). All shares reported were owned beneficially by the persons indicated unless otherwise indicated below.

Name and Address	Amount Beneficially Owned	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	24,425,371[1]	9.1
JPMorgan Chase & Co. 270 Park Avenue New York, NY 10017	20,630,861[2]	7.7
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	18,484,488[3]	6.9
James S. Tisch c/o Barry L. Bloom 655 Madison Avenue, 11th Floor New York, NY 10065	16,899,092[4]	6.3
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	16,113,810[5]	6.0
Andrew H. Tisch c/o Barry L. Bloom 655 Madison Avenue, 11th Floor New York, NY 10065	15,928,996[6]	6.0

(1) This information is based on a Schedule 13G report filed on February 8, 2021 by The Vanguard Group, as an investment advisor, on behalf of itself and certain of its subsidiaries (Vanguard). According to the report, Vanguard has shared voting power with respect to 378,439 shares, sole dispositive power with respect to 23,399,337 shares and shared dispositive power with respect to 1,026,034 shares. Vanguard provides investment management services through mutual funds to our Employee Savings Plan and our non-qualified deferred compensation plans. Fees for these services are incorporated into the fund NAV and fully disclosed as an expense of the fund included in the fund's expense ratio. As a result, these fees are paid by participants and not by us. Fees fluctuate based on participants' allocation decisions. Fees paid to Vanguard for these investment management services are reviewed by the benefits committee administering our retirement plans.

(2) This information is based on a Schedule 13G report filed on January 25, 2021 by JPMorgan Chase & Co. on behalf of itself and certain of its subsidiaries (JPMorgan). According to the report, JPMorgan has sole voting power with respect to 20,282,523 shares and sole dispositive power with respect to 20,597,446 shares. From time to time, we and our subsidiaries have had commercial and investment banking relationships with JPMorgan.

(3) This information is based on a Schedule 13G report filed on February 16, 2021 by T. Rowe Price Associates, Inc. (T. Rowe Price). According to the report, T. Rowe Price has sole voting power with respect to 7,278,180 shares and sole dispositive power with respect to 18,484,488 shares. T. Rowe Price provides recordkeeper and administration services for our Employee Savings Plan. Fees for these services are paid on a quarterly basis by participants and not by us. In addition, T. Rowe Price provides investment management services through mutual funds to our Employee Savings Plan and our non-qualified deferred compensation plans. Fees for these services are incorporated into the fund NAV and fully disclosed as an expense of the fund included in the fund's expense ratio. As a result, these fees are paid by participants and not by us. Fees fluctuate based on participants' allocation decisions. All fees paid to T. Rowe Price are reviewed by the benefits committee administering our retirement plans.

(4) The amount beneficially owned includes: 11,469,579 shares held by trusts of which he is trustee; 4,289,701 shares held by trusts of which his wife is trustee; 1,060,000 shares held by a charitable foundation of which he is a director; 46,401 shares which he had the right to acquire upon exercise of SARs which were then exercisable; and 28,509 shares underlying vested RSUs of which he deferred receipt that could be delivered to him within 60 days of March 16, 2021 if his service with the company terminated during that time. He has sole voting and dispositive power with respect to 11,469,579 shares.

(5) This information is based on a Schedule 13G report filed on January 29, 2021 by BlackRock, Inc. on behalf of itself and certain of its subsidiaries (BlackRock). According to the report, BlackRock has sole voting power with respect to 13,691,788 shares and sole dispositive power with respect to 16,113,810 shares.

(6) The amount beneficially owned includes: 14,809,184 shares held by trusts of which he is trustee; 1,040,000 shares held by a charitable foundation of which he is a director; 46,401 shares which he had the right to acquire upon exercise of SARs which were then exercisable; and 28,509 shares underlying vested RSUs of which he deferred receipt that could be delivered to him within 60 days of March 16, 2021 if his service with the company terminated during that time. He has sole voting and dispositive power with respect to 14,809,184 shares.

Director and Officer Holdings

The following table shows certain information, as of March 16, 2021, regarding the shares of our common stock beneficially owned by each director and nominee, each executive officer named in the Summary Compensation Table and all of our executive officers and directors as a group, based on data furnished by them.

Name	Amount Beneficially Owned [1] [2]	Percent of Class
Ann E. Berman	19,950 [3]	*
Joseph L. Bower	27,506 [4]	*
Charles D. Davidson	24,228 [5]	*
Charles M. Diker	22,921 [6]	*
David B. Edelson	64,613 [7]	*
Paul J. Fribourg	19,950 [8]	*
Walter L. Harris	25,921 [9]	*
Philip A. Laskawy	24,670 [10]	*
Susan P. Peters	7,230 [11]	*
Kenneth I. Siegel	22,478 [12]	*
Andrew H. Tisch	15,928,996 [13]	6.0%
James S. Tisch	16,899,092 [14]	6.3%
Jonathan M. Tisch	10,057,261 [15]	3.8%
Anthony Welters	18,918 [16]	*
All executive officers and directors as a group (16 persons including those listed above)	42,815,524 [17]	16.2%

*Represents less than 1% of the outstanding shares.

(1) Except as otherwise indicated, the persons listed as beneficial owners of the shares have sole voting and investment power with respect to those shares.

(2) The number of shares included for shares issuable upon the exercise of SARs granted under our Stock Option Plan is the number of shares each person would have received had such person exercised his or her SARs, based on the fair market value per share of $51.62 for our common stock, calculated under the terms of our Stock Option Plan, on March 16, 2021.

(3) Includes: (i) 8,013 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; (ii) 8,645 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 16, 2021 if the director's service as a director terminated during that time; and (iii) 3,292 shares underlying unvested RSUs that will vest within 60 days of March 16, 2021.

(4) Includes: (i) 8,013 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; (ii) 4,536 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 16, 2021 if the director's service as a director terminated during that time; and (iii) 3,292 shares underlying unvested RSUs that will vest within 60 days of March 16, 2021.

(5) Includes: (i) 2,321 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; and (ii) 3,292 shares underlying unvested RSUs that will vest within 60 days of March 16, 2021.

(6) Includes: (i) 8,013 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; and (ii) 3,292 shares underlying unvested RSUs that will vest within 60 days of March 16, 2021.

(7) Includes 34,801 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable. In addition, Mr. Edelson owns beneficially 2,000 shares of CNA.

(8) Includes: (i) 8,013 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; (ii) 8,645 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 16, 2021 if the director's service as a director terminated during that time; and (iii) 3,292 shares underlying unvested RSUs that will vest within 60 days of March 16, 2021.

(9) Includes: (i) 8,013 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; and (ii) 3,292 shares underlying unvested RSUs that will vest within 60 days of March 16, 2021. In addition, Mr. Harris owns beneficially 1,830 shares of CNA.

(10) Includes: (i) 8,013 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; (ii) 1,959 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 16, 2021 if the director's service as a director terminated during that time; (iii) 3,292 shares underlying unvested RSUs that will vest within 60 days of March 16, 2021; and (iv) 6,000 shares owned beneficially by Mr. Laskawy's wife.

(11) Includes: (i) 1,979 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 16, 2021 if the director's service as a director terminated during that time; and (ii) 3,292 shares underlying unvested RSUs that will vest within 60 days of March 16, 2021.

(12) Includes 15,485 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable.

(13) Includes: (i) 46,401 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; (ii) 28,509 shares underlying vested RSUs of which Mr. Andrew Tisch deferred receipt that could be delivered to him within 60 days of March 16, 2021 if his service with the company terminated during that time; (iii) 14,809,184 shares held by trusts of which Mr. Andrew Tisch is the managing trustee or trustee (inclusive of 7,643,889 shares held in trust for his benefit); and (iv) 1,040,000 shares held by a charitable foundation as to which Mr. Andrew Tisch has shared voting and investment power. In addition, Mr. Andrew Tisch is the managing trustee and beneficiary of a trust that owns beneficially 106,100 shares of CNA.

(14) Includes: (i) 46,401 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; (ii) 28,509 shares underlying vested RSUs of which Mr. James Tisch deferred receipt that could be delivered to him within 60 days of March 16, 2021 if his service with the company terminated during that time; (iii) 11,469,579 shares held by trusts of which Mr. James Tisch is the managing trustee or trustee (inclusive of 4,343,768 shares held in trust for his benefit); (iv) 1,060,000 shares held by a charitable foundation as to which Mr. James Tisch has shared voting and investment power; and (v) 4,289,701 shares held by trusts of which his wife is the trustee. In addition, Mr. James Tisch owns beneficially 5,000 shares of Diamond Offshore. He is also the managing trustee and beneficiary of a trust that owns beneficially 106,100 shares of CNA.

(15) Includes: (i) 46,401 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; (ii) 9,683,932 shares held by trusts of which Mr. Jonathan Tisch is the managing trustee or trustee (inclusive of 4,414,050 shares held in trust for his benefit); (iii) 21,928 shares held by a charitable foundation as to which Mr. Jonathan Tisch is the sole trustee; and (iv) 305,000 shares held by charitable foundations as to which Mr. Jonathan Tisch has shared voting and investment power.

(16) Includes: (i) 4,004 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable; (ii) 4,109 shares underlying vested RSUs of which the director deferred receipt that could be delivered to the director within 60 days of March 16, 2021 if the director's service as a director terminated during that time and (ii) 3,292 shares underlying unvested RSUs that will vest within 60 days of March 16, 2021.

(17) Includes 269,316 shares issuable upon the exercise of SARs granted under our Stock Option Plan that are currently exercisable.

Delinquent Section 16(a) Reports

On March 5, 2020, Joseph L. Bower, Charles M. Diker, Paul J. Fribourg, Walter L. Harris and Philip A. Laskawy reported the automatic exercises, on March 2, 2020, of Stock Appreciation Rights pursuant to Rule 10b5-1 trading plans. Those reports were due on March 4, 2020, but were inadvertently filed one day late.

Proposal No. 2: Advisory Resolution to Approve Executive Compensation

As required by Section 14A of the Exchange Act and pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), we provide our shareholders with an annual advisory vote to approve named executive officer compensation. This advisory vote, commonly known as a "say-on-pay" vote, is a non-binding vote on the compensation paid to our named executive officers as disclosed under the heading "Executive Compensation" beginning on page 22 of this Proxy Statement.

Our executive compensation program is designed to attract, motivate and retain highly qualified executives who are able to help achieve the company's objectives and create shareholder value over the long term. Our executive compensation programs and objectives are described in detail under the heading "Compensation Discussion and Analysis" and the level of compensation paid to our named executive officers during the last three years is set out in the Summary Compensation Table and related information. Our Compensation Committee believes that our executive compensation program is effective in achieving our objectives.

This advisory vote to approve named executive officer compensation is not binding on our Board. However, the Board values our shareholders' input and will take into account the result of the vote when determining future executive compensation arrangements.

 Accordingly, our Board recommends a vote **FOR** the following resolution:

"RESOLVED, that the shareholders approve, on an advisory basis, the compensation paid to the company's named executive officers as disclosed under the heading "Executive Compensation" in the Proxy Statement for the 2021 Annual Meeting of Shareholders."

Executive Compensation

Compensation Discussion and Analysis

Executive Summary

This Compensation Discussion and Analysis contains information about the compensation we pay to our executive officers whose compensation is required to be disclosed in the Executive Compensation tables that follow under Securities and Exchange Commission rules ("named executive officers").

OUR NAMED EXECUTIVE OFFICERS FOR 2020 WERE:

James S. Tisch	**David B. Edelson**	**Andrew H. Tisch**	**Jonathan M. Tisch**	**Kenneth I. Siegel**
President and Chief Executive Officer, Office of the President	Senior Vice President and Chief Financial Officer	Office of the President, Co-Chairman of the Board, Chairman of the Executive Committee	Office of the President, Co-Chairman of the Board, Loews Corporation; Chairman and Chief Executive Officer, Loews Hotels	Senior Vice President

WHO WE ARE

Loews Corporation is a holding company. We own a controlling interest in a diverse portfolio of businesses, including:









CNA Financial Corporation is a property and casualty insurer (89.6% ownership interest)	Boardwalk Pipelines is a provider of natural gas and liquids transportation and storage services (100% ownership interest)	Loews Hotels is an operator and manager of hotels (100% ownership interest)	Altium Packaging is a manufacturer of rigid plastic packaging (99% ownership interest)*

* On March 12, 2021, we entered into an agreement to sell 47% of Altium Packaging to affiliates of GIC, Singapore's sovereign wealth fund. The transaction is expected to close, subject to customary closing conditions, shortly after the date of this proxy statement. If the transaction closes, our ownership interest in Altium Packaging will be approximately 52%.

In addition, we had approximately $3.5 billion of cash and investments at the holding company level as of December 31, 2020.

Our primary function is to allocate our capital in a way that drives long-term value creation and returns for our shareholders. To do this we make decisions related to investments in our subsidiaries, repurchases of our shares, acquisitions and dispositions of subsidiaries and prudent investment of our cash and investment assets.

In light of our business model, our most critical asset is our people — our human capital — including our senior leadership team that drives our capital allocation decisions. All of our executive officers and substantially all of our other employees are located in our headquarters office and a neighboring building in New York City. We not only compete for leadership talent with our and our subsidiaries' peer companies, but also with New York City-based financial services firms, including investment and commercial banks, private equity funds, hedge funds, insurance and reinsurance companies and other sophisticated financial firms. Our compensation policies and practices are driven by our need to attract and retain highly qualified, financially sophisticated executive officers in this competitive marketplace and motivate them to provide a high level of performance for our shareholders.

OUR COMPENSATION PHILOSOPHY

We have maintained a consistent compensation philosophy for many years, which takes into account that the quality of our leadership has a direct impact on our performance. Our compensation philosophy is based on the following objectives:

- Motivating superior long-term financial performance and the creation of shareholder value over the long term;
- Discouraging unreasonable risk taking;
- Aligning compensation with our long-term strategy and focus and the interests of our shareholders;
- Providing market-competitive compensation;
- Avoiding excessive compensation; and
- Attracting and retaining high-caliber executive talent.

We believe in recognizing the performance of our executive officers primarily through a combination of cash compensation, made up of a fixed base salary and incentive compensation, and stock-based compensation, which, in 2020, consisted of performance-based restricted stock units. Because cash incentive compensation and our restricted stock unit awards are tied to performance, a large majority of the compensation paid to our executive officers is performance-based and, other than their fixed base salaries, no compensation is guaranteed.

HOW WE STRUCTURE OUR EXECUTIVE COMPENSATION PROGRAM

We structure our executive compensation to avoid the possibility of excessive compensation in any given year, including through:

- the Compensation Committee's ability to exercise negative discretion in determining cash incentive compensation;
- setting what we believe to be reasonable, but achievable, performance targets for both cash incentive compensation and stock-based awards; and
- generally not paying cash incentive compensation in excess of pre-established target levels set by the Compensation Committee.

We believe this structure provides ample motivation for our executive officers to maximize their performance and focus on the long-term success of the company, while deterring unreasonable risk taking with an eye toward short-term results.

The fixed base salary for our named executive officers has generally comprised substantially less than half of their total potential cash compensation, with the balance coming from our performance-based Incentive Compensation Plan. In setting potential awards under that plan, our Compensation Committee sets what it believes are reasonable, but achievable, target levels, but reserves broad discretion to reduce or eliminate incentive compensation. The Compensation Committee also establishes maximum award levels that will not be exceeded.

In selecting and allocating the elements of our executive compensation program, we have considered, among other things, our historical compensation policies as they have evolved over the years, surveys of executive compensation at comparably sized companies and information concerning the executive compensation programs of various companies engaged in businesses similar to ours and our principal subsidiaries as well as others with which we compete for talent in the New York City marketplace. To assist in gathering this information and benchmarking our executive compensation practices against the practices at these companies, our human resources group engaged the compensation consultant, Semler Brossy.

OUR GOAL IS TO INCREASE SHAREHOLDER VALUE OVER THE LONG TERM

Our compensation program is intended to align the interests of our senior executives with those of our shareholders. Our goal is to increase shareholder value over the long term and to reasonably reward superior performance that supports that goal. In establishing the aggregate amount of targeted compensation for each named executive officer, we do not rely on formula-driven plans, which could result in unreasonably high compensation levels and encourage excessive risk taking. Instead, aggregate target compensation is based on an evaluation of the individual's performance, skills, leadership and expected future contributions in the context of our financial performance and seeks to achieve the objectives of our compensation philosophy set forth above. Based on these considerations, we determine an overall level of target cash compensation, a portion of which is to be paid as base salary and the balance of which is structured to be performance-based cash compensation, and a level of stock-based awards. We consider the aggregate compensation (earned or potentially available) to each named executive officer in establishing each element of compensation.

EXECUTIVE COMPENSATION RESPONSE TO COVID-19

The COVID-19 pandemic has significantly affected the global economy, including certain of the industries in which our subsidiaries operate. The hospitality industry, in which Loews Hotels & Co operates, has been particularly strained. In response to the pandemic's impact on Loews Hotels & Co team members, and to demonstrate their leadership and dedication to Loews, each of the members of our Office of the President, James, Andrew and Jonathan Tisch, voluntarily agreed to forego 50% of his base salary from April 1, 2020 through December 31, 2020 and 50% of any annual cash incentive compensation award for the 2020 performance year earned under our Incentive Compensation Plan.

Despite the unforeseen operational and financial impact of COVID-19 on us and our subsidiaries, the Compensation Committee did not make any changes to the 2020 executive compensation program or metrics after they were established in the first quarter of 2020 because the Committee believes strongly in the durability of the program's design and its effectiveness in aligning pay with individual and Company performance as described further below.

2020 TOTAL CASH AND STOCK-BASED COMPENSATION

These charts show each of the three principal elements of our compensation program as a percentage of total cash and stock-based compensation for our Chief Executive Officer and other named executive officers in 2020.

CEO

Base Salary 11.8%	Cash Incentive Compensation 71.8%	Stock-Based Awards 16.4%
	Incentive Compensation: 88.2%	

OTHER NEOs

Base Salary 13.6% – 19.0%	Cash Incentive Compensation 64.8% – 68.4%	Stock-Based Awards 13.0% – 20.5%
	Incentive Compensation: 81.0% – 86.4%	

SAY ON PAY VOTE

At our 2020 annual meeting of shareholders, 95.5% of the shares voted approved, on an advisory basis, our executive compensation program. We believe this result represents a strong endorsement of our executive compensation philosophy and practices.

SAY ON PAY VOTE APPROVAL

In the last five years, we received an average approval of approximately 92% in our annual advisory vote of shareholders on our executive compensation program.



Compensation Governance

We are committed to good compensation governance and design and administer our executive compensation program to be consistent with our business goals and in the best interests of our shareholders. In that regard, we:

- maintain a fully independent Compensation Committee, which oversees all aspects of our executive compensation and monitors, reviews and approves all executive compensation decisions;
- structure our cash incentive compensation awards to executive officers so that the Compensation Committee may exercise negative discretion over these awards;
- structure our executive officers' stock-based compensation to be performance-based;
- have a clawback policy that allows for the recoupment of incentive compensation;
- do not have employment agreements with, or guarantee compensation to, any of our executive officers;
- do not maintain agreements with any of our executive officers to pay severance upon a change in control; and
- conduct an annual advisory vote of shareholders on our executive compensation practices. We have received a large majority advisory vote in favor of our executive pay program every year since implementing this vote.

Compensation Program Structure and Process

The principal components of compensation for our named executive officers are:

- base salary;
- performance-based cash incentive compensation awards;
- performance-based stock-based awards; and
- retirement, medical and related benefits.

Each year, our Chief Executive Officer, after consulting with the other members of the Office of the President and our Vice President, Human Resources, reviews with the Compensation Committee the performance of each named executive officer and each other executive officer, and makes a recommendation to the Compensation Committee with respect to their annual compensation, including the setting of parameters for cash incentive compensation awards and stock-based awards. The Compensation Committee then meets in executive session without the Chief Executive Officer present and makes the final determination regarding the compensation for our Chief Executive Officer and each of the other named executive officers, as well as our other executive officers. The other named executive officers do not play any role in their own compensation determination other than discussing their performance with the Chief Executive Officer, and neither our Chief Executive Officer nor any other executive officer participates in the Compensation Committee's final deliberations on compensation matters.

BASE SALARY

The base salary for each of our named executive officers has remained unchanged at approximately $1 million per annum for at least the last five years. Historically, this reflected the impact of provisions of the Internal Revenue Code that limited the amount of non-performance-based compensation we were able to deduct for federal income tax purposes to $1 million for certain of the named executive officers. While these provisions are no longer applicable, the base salary for each of our named executive officers remained unchanged in 2020 and continues to be approximately $1 million as the relative lower weight of base salary to performance-based compensation is consistent with the Compensation Committee's belief that performance-based compensation should be the greater part of the compensation of each of our named executive officers. However, as noted above, in response to COVID-19, each of James, Andrew and Jonathan Tisch voluntarily agreed to forego 50% of his base salary from April 1, 2020 through December 31, 2020

CASH INCENTIVE COMPENSATION AWARDS

The largest portion of the compensation earned by our named executive officers in 2020 came from cash awards under our Incentive Compensation Plan. This element of our compensation program ensures that a significant portion of each executive's annual compensation is dependent on Loews's annual achievement of a metric that we call "performance-based income."

> **Defining Performance-based Income**
> Performance-based income is defined in our Incentive Compensation Plan as our consolidated net income as adjusted by the Compensation Committee under the terms of our Incentive Compensation Plan to account for specific factors that may impact our business, but which the Compensation Committee deems reasonable and appropriate to exclude or include in determining performance for incentive compensation purposes. The Compensation Committee may take into account, among other things, the potential impact on our earnings of realized and unrealized investment gains and losses, accounting changes, acquisitions and dispositions, charges relating to litigation, charges relating to reserve strengthening and adverse development associated with prior accident years at CNA, catastrophes and changes in legislation or regulation.

PROCESS OF ESTABLISHING ANNUAL INCENTIVE COMPENSATION AWARDS

| STEP 1 | Establish annual performance bonus pool | First quarter of each year |

First, the Compensation Committee establishes an annual performance bonus pool expressed as a percentage of our performance-based income for that year.

The performance bonus pool is not an expectation of the bonus amounts that will, in fact, be paid; rather, it sets the outer limit of compensation that can be paid to all executive officers in our incentive compensation program for the year.

The Committee allocates a portion of the performance bonus pool to each of the named executive officers and other executive officers who participate in the incentive compensation program.

| STEP 2 | Establish Target Award | First quarter of each year |

Then, the Compensation Committee establishes a target award (expressed as a dollar amount) for each participant, based on an assessment of the individual's expected performance.

The intention is that the incentive compensation award will not exceed the target award (even if the portion of the performance bonus pool allocated to a participant is in excess of the established target), except based on the Compensation Committee's discretion.

| STEP 3 | Establish Maximum Award | First quarter of each year |

Next, the Compensation Committee establishes a maximum award (expressed as a dollar amount) for each participant, to cap the amount in excess of the target that the Committee may in its discretion award any participant.

A participant's award cannot exceed the portion of the performance bonus pool allocated to the participant, and also cannot exceed the maximum award amount established by the Committee. In addition, it has been the practice of the Compensation Committee to retain negative discretion in the payment of awards, which allows the Committee to reduce or eliminate any award at its discretion.

| STEP 4 | Define Performance-based Income | First quarter of each year |

The Compensation Committee determines what adjustments should be made to our consolidated net income for the year to account for factors that would not be appropriate to include when determining performance for incentive compensation purposes.

However, by reserving the ability to exercise negative discretion to reduce an award otherwise earned, the Committee retains the ability to take into account these excluded items and other factors it deems relevant.

| STEP 5 | Calculate Performance-based Income and Conduct Participant Performance Assessment | First quarter of following year |

After the fiscal year ends, the amount of performance-based income earned for the year is determined. Once this has been determined, the Compensation Committee reviews and re-assesses each participant's performance in the context of our financial performance and seeking to achieve the goals of our compensation philosophy.

Based upon this review and re-assessment, the Committee awards incentive compensation out of each executive's pre-allocated percentage of the performance bonus pool.

The Committee, in its discretion, then determines whether to award incentive compensation that meets or exceeds the target award (up to the maximum award established for that individual) or that is lower than the target award. Historically, the Committee has exercised its negative discretion to limit awards paid to the pre-established target amounts.

How We Determined the Performance Bonus Pool for 2020 Incentive Compensation

For 2020, the Compensation Committee established at the beginning of 2020 a performance bonus pool of 4.5% of performance-based income, which it determined was an appropriate level to recognize the performance of plan participants, which include our named executive officers and other executive officers.

As has historically been the case, there was no expectation that the entire performance bonus pool would, in fact, be awarded and paid out, as the Committee's practice has been to exercise its discretion to pay bonuses amounting to only a fraction of the performance bonus pool. The potential for excessive compensation was further limited by the establishment at the beginning of 2020 of target levels and absolute maximum amounts for each named executive officer and each other executive officer participating in our incentive compensation program.

In allocating the performance bonus pool and establishing the target and maximum awards for each named executive officer, the Compensation Committee took into account:

- our compensation philosophy and objectives, which aim to reasonably reward superior performance while eschewing formula-driven criteria, which have the potential of providing unreasonably high compensation levels;

- the individual's duties, past and expected performance of those duties and compensation history; and

- our goals of increasing shareholder value over the long term.

> **Negative discretion**
> An integral part of the implementation of the cash incentive compensation program by the Compensation Committee is the ability to use negative discretion for the award to each executive officer, allowing the Committee to reduce or eliminate any award notwithstanding the level of performance-based income. This gives the Committee the flexibility to appropriately evaluate the performance of each executive officer considering not only the level of performance-based income, but also Loews's consolidated net income and the individual's performance.

For each named executive officer, other than the Chief Executive Officer, the Compensation Committee also took into account the recommendations of the Chief Executive Officer. The Committee relied on these qualitative factors, together with its discretion to reduce awards below the target award as well as to pay awards up to the maximum amount, and determined not to establish other specific, quantitative criteria or numerical formulas of performance measures.

2020 NEO TARGET AND MAXIMUM AWARDS AND BONUS POOL ALLOCATION

The 2020 target and maximum awards and the share of the performance bonus pool allocated to each named executive officer were established in the first quarter of 2020 as follows:

Name	Share of 4% Bonus Pool Allocated	Target Award	Maximum Award
James S. Tisch	18.8%	$3,950,000	$5,000,000
David B. Edelson	17.7	3,725,000	4,750,000
Andrew H. Tisch	13.6	2,850,000	4,000,000
Jonathan M. Tisch	15.4	3,225,000	4,500,000
Kenneth I. Siegel	17.1	3,600,000	4,500,000

As noted above, in response to the pandemic's impact on Loews Hotels & Co team members, and to demonstrate their leadership and dedication to Loews, each of the members of the Office of the President, James, Andrew and Jonathan Tisch, voluntarily agreed to forego 50% of any cash incentive compensation award earned for the 2020 performance year.

2020 ADJUSTMENTS TO CONSOLIDATED NET INCOME AND RATIONALE

The Compensation Committee determined in the first quarter of 2020 that net income should be adjusted to determine performance-based income for 2020 as set forth below. However, by reserving the ability to exercise negative discretion to reduce an award otherwise earned, the Committee retained the ability to take into account these excluded items (including, for example, impairments) and other factors it deems relevant when ultimately approving awards. As noted above, despite the unforeseen operational and financial impact of COVID-19, the Compensation Committee did not make any changes to the 2020 executive compensation program or metrics after they were established in the first quarter of 2020.

Adjustment identified in first quarter 2020	Rationale for exclusion
The effect of accounting changes	This item was excluded because: • by its nature it is not a cash item; • it is not within the control of the company or any named executive officer; and • it has the possibility of increasing or decreasing net income in ways that may not be predictable when performance-based income is established.
Net losses attributed to the impairment of goodwill or long-lived assets	This item was excluded because: • it is not a cash item; • under generally accepted accounting principles, goodwill and long-lived assets are accounted for using an impairment-based model under which the carrying value is subject to reduction, resulting in charges to income, based on a decline in fair value, but the carrying value cannot be increased in subsequent periods if fair values rise; and • doing so encourages management to approach impairment decisions objectively and impartially.
Any net income or loss attributable to the impact of reserve strengthening and adverse dividend or premium development associated with asbestos and environmental pollution reserves at CNA for accident years prior to 2000, and any favorable or unfavorable income statement impact of applying retroactive insurance accounting to the losses ceded in connection with CNA's 2010 loss portfolio transfer	In 2010, CNA entered into a loss portfolio transfer transaction under which substantially all of its estimated legacy asbestos and environmental pollution liabilities were ceded to a reinsurer. Accordingly, the Compensation Committee determined that any remaining charges related to this pre-2001 legacy business, as well as any net income which may result from the reinsurance benefits relating to the loss portfolio transfer transaction, should not be considered when measuring current performance.
Charges relating to reserve strengthening and adverse dividend or premium development at CNA associated with accident years prior to 2000 related to mass tort claims	The Compensation Committee decided to exclude these charges because it believes that the impact of these claims is not an appropriate measure of current performance.
Charges relating to net reserve strengthening relating to CNA's long-term care or benefit settlement option liabilities or relating to a charge recognized in connection with a disposition (or proposed disposition), a loss portfolio transfer or other transaction that is intended to fix or limit CNA's exposure to its run-off Life & Group business	CNA's individual and group long-term care businesses are in run-off and its payout annuity business was in run-off prior to its disposition in 2014. The Compensation Committee determined that any charges from a transaction that would substantially mitigate CNA's exposure to these legacy businesses should not be taken into account in measuring current performance.
Realized gains and losses	The Compensation Committee decided to exclude both realized gains and realized losses because the decision to realize a gain or a loss can be a discretionary decision. Accordingly, by excluding realized gains and losses, any implication that an individual could be wrongly motivated in taking or failing to take a gain or loss in an effort to impact consolidated net income would be removed.
Catastrophe losses of CNA in excess of, but not less than, CNA's budgeted amount	The Compensation Committee excluded this item because the level of catastrophes that impact a property and casualty insurer is, of course, unpredictable and, accordingly, not an appropriate way to measure performance. On the other hand, performance-based income should not be increased just because of a low level of catastrophes in any year. The Compensation Committee determined that the amount for catastrophe losses budgeted at the beginning of the year — which at times has been higher or lower than the actual level of catastrophe losses — is preferable for measuring performance.

Adjustment identified in first quarter 2020	Rationale for exclusion
Charges relating to the disposition, by judgment or settlement, of smoking- and health-related litigation	The company's former subsidiary, Lorillard, Inc., has been subject to numerous claims for damages related to its cigarette business allegedly resulting from actions taken many years ago. In connection with the 2008 disposition of Lorillard, Lorillard indemnified the company from any and all claims relating to the operation of its business, including smoking and health claims. In light of this, the Compensation Committee determined that any charges of this nature would not be appropriate in determining performance-based income.
Any net income or loss attributable to changes in deferred income tax assets and liabilities resulting from a change in income tax rates in 2020	Several of Loews's subsidiaries, by the nature of their business, recognize significant deferred income tax assets and liabilities, which have accumulated over many years. A change in the income tax rate could have a significant impact on these deferred tax items and on Loews's net income since the impact in the year of this change would involve the entire historical balance of deferred tax assets or liabilities. The Compensation Committee determined to exclude this item since any change in income tax rates is, of course, unpredictable and not within the company's control, and the resulting impact on net income and loss would not be a suitable indication of performance.
Any gain or loss on disposal of discontinued operations (but not income from operations of the discontinued operations)	The Compensation Committee determined to exclude both gains and losses from the disposal of discontinued operations in the belief that the results from a disposition, whether positive or negative, relate to the generally multi-year holding period of the asset disposed of, even though recognized in the year of disposal. Therefore, any such gains or losses could distort net income in the year of disposition.

For 2020, performance-based income ultimately amounted to $836 million compared to consolidated net loss of $931 million.

PERFORMANCE-BASED STOCK-BASED AWARDS

The third principal element of our compensation program for named executive officers and other executive officers is stock-based awards, which in 2020 consisted of performance-based restricted stock units ("PRSUs").

The PRSUs, similar to the time-vesting RSUs granted in 2020 to our non-executive officers and certain other managerial and professional employees ("non-executive RSUs"), will vest in two equal tranches (subject to earlier vesting in the case of death, disability, termination without cause and certain retirements):

- 50% on the second anniversary of the grant date; and
- 50% on the third anniversary of the grant date.

In addition, for dividends, the PRSUs (along with non-executive RSUs) are credited cash (accruing interest each year at the one-year Treasury rate applicable in January of the year the dividend is paid) in respect of dividends paid, with such cash to be delivered to the executives only if and when the underlying PRSUs have been actually earned and vested.

However, unlike non-executive RSUs, in addition to being subject to the same time-vesting terms as non-executive RSUs, PRSUs granted to our executive officers are also subject to performance-vesting terms.

The performance-vesting terms make PRSUs dependent on the company achieving a pre-established level of performance-based income per share for 2020. The terms of the PRSUs awarded in the first quarter of 2020 provided that they would be earned by our executive officer recipients as follows (subject to the time-vesting provisions of the PRSUs):

PERFORMANCE-BASED INCOME PER SHARE:

At or Above Target	100% of PRSUs earned
At 50% to 100% of Target	Pro rata portion of PRSUs earned
Below 50% of Target	No PRSUs earned

In connection with the grant of PRSUs to our executive officers in the first quarter of 2020, the Compensation Committee established the performance-based income per share target for PRSUs at $1.65 per share. As noted above, despite the unforeseen operational and financial impact of COVID-19, the Compensation Committee did not make any changes to the 2020 executive compensation program or metrics after they were established in the first quarter of 2020, including to this per share target amount.

The ultimate value of stock-based awards under our Incentive Compensation Plan is directly correlated to our performance as measured by the price of our common stock over the long term. The value of these awards increases and decreases directly with changes in the price of our common stock. In addition, unlike base salary and incentive compensation awards, which are earned and paid based on the annual performance of the individual and the company, PRSUs awarded in 2020 vest over a period of three years. As a result, these awards encourage executives to continue their employment with Loews. These elements further serve to align the executive's interests with those of our shareholders.

The Compensation Committee generally makes grants of stock-based awards in the first quarter of each year at the same time the Committee performs its annual management performance evaluation and takes other compensation actions. Annual equity grants for executive officers occur on the same date as our annual equity grants for our other officers and certain professional and managerial employees, which in 2020 was the date of the Compensation Committee's February 2020 meeting. As the grant date for our annual stock-based awards generally occurs on the date of a Compensation Committee meeting in the first quarter of the year, the grant date is set well in advance when the schedule of Compensation Committee meetings is arranged. Loews does not grant stock-based awards in anticipation of the release of non-public information or time the release of this information based on stock-based award grant dates. We also at times grant stock-based awards to new executives when they are hired or promoted during the year. These grants are approved by the Compensation Committee (or, in the case of smaller grants, by our Chief Executive Officer, as delegated by the Committee).

EMPLOYEE BENEFITS

Our named executive officers also participate in benefit programs available to salaried employees generally, including retirement and medical programs. For 2020, these retirement programs included our Employee Savings Plan under Section 401(k) of the Internal Revenue Code and our Deferred Investment Plan. In addition, prior to their freezing effective December 31, 2019, our retirement programs included a Qualified Retirement Plan, Benefit Equalization Plan and Executive Deferred Compensation Plan. Also, from time to time, we have provided one or more named executive officers with unfunded supplemental retirement benefits under the supplemental retirement agreements described under "Pension Plans" on page 49. No supplemental retirement benefits were granted in 2020. Additional information regarding our retirement programs is available under "Pension Plans" on page 49 and "Deferred Compensation" on page 50.

2020 Compensation to Our Named Executive Officers

BASE SALARY

The base salary of each of our named executive officers was unchanged from previous years and remained at $975,000, consistent with our objectives of emphasizing performance-based compensation. Because of the timing of our bi-weekly paychecks, employees received 27 checks in 2020 instead of 26. As a result, the base salary reported in the Summary Compensation Table is $1,012,500, except that, as noted above, each of the members of the Office of the President, James, Andrew and Jonathan Tisch, voluntarily agreed to forego 50% of his 2020 base salary, beginning on April 1, in response to the COVID-19 pandemic.

CASH INCENTIVE COMPENSATION AWARDS

For 2020, the Compensation Committee made cash incentive compensation awards to our Chief Executive Officer and each of our other named executive officers, which were paid in the first quarter of 2021. In determining the amounts earned by these executives, the Committee acted consistently within the parameters of the grants that were established in the first quarter of 2020, including the size of the performance bonus pool for the year. However, the Committee also exercised its business judgment, using essentially a qualitative, rather than formula-driven, approach based on the Committee's overall judgment of the individual's performance in the context of our financial performance and seeking to achieve the objectives of our compensation philosophy. As noted above, despite the unforeseen operational and financial impact of COVID-19, the Compensation Committee did not make any changes to the 2020 executive compensation program or metrics after they were established in the first quarter of 2020.

In addition to the specific factors discussed below, the Compensation Committee considered:

- its compensation philosophy in favor of fair and consistent pay levels and against excessive or unreasonable compensation levels;

- an emphasis on consistent, long-term, superior performance by the individual;

- its evaluation of the performance of each named executive officer, including such individual's response to the COVID-19 pandemic, based on direct observation, since each named executive officer regularly reports to the Board on the operations of the company and its subsidiaries; and

- for each named executive officer other than the Chief Executive Officer, executive sessions with the Chief Executive Officer in which each named executive officer's performance is reviewed and evaluated.

These factors were not weighted and there is no formula for how these factors were applied in determining cash incentive compensation awards.

As noted above, in response to the pandemic's impact on Loews Hotels & Co team members, and to demonstrate their leadership and dedication to Loews, each of the members of the Office of the President, James, Andrew and Jonathan Tisch, voluntarily agreed to forego 50% of any cash incentive compensation award earned for the 2020 performance year.

Chief Executive Officer

In making its determination regarding the grant and payment of an incentive compensation award for 2020 to our Chief Executive Officer, James S. Tisch, the Compensation Committee first considered the overall performance of the company and its principal subsidiaries, including in light of the COVID-19 pandemic. The Committee also considered, among other things, its compensation philosophy against excessive or unreasonable compensation levels and its emphasis on consistent, long-term, superior performance by the individual.

Based on these considerations, at the beginning of 2020, the Compensation Committee modestly increased Mr. Tisch's target bonus level, but did not increase his maximum bonus level for 2020. The Committee also retained negative discretion to reduce any award to what it determines is a reasonable level under the circumstances.

The Compensation Committee evaluated Mr. Tisch's performance in 2020 and during recent years, considering the overall state of the markets in which Loews and its subsidiaries operate and the financial markets generally. This is consistent with the Committee's philosophy of evaluating performance over the longer term to encourage and reward long-term value creation and to discourage unreasonable risk-taking. The Committee considered Mr. Tisch's ability to demonstrate leadership and maintain stability at Loews and our subsidiaries throughout the tumultuous year, and to prudently allocate the company's capital to take advantage of market opportunities and protect against known risks.

The Compensation Committee noted the following accomplishments under Mr. Tisch's leadership:

- Loews repurchased more than 21.9 million shares, or 7.5%, of its common stock in 2020 and has repurchased more than 63.7 million shares, or 19.2%, of its common stock since 2018, while consistently maintaining a very strong liquidity position;

- the company's book value per share (excluding accumulated other comprehensive income) increased approximately 17.6% during the past five years; and

- the leadership teams at Loews's principal operating subsidiaries remained focused and motivated to maintain stability through the pandemic in order to ultimately drive the most value from their respective companies, helped in part by the leadership of the company's Chief Executive Officer and our other named executive officers.

As a result of these efforts, the underlying businesses of Loews's subsidiaries have remained strong, even through the very challenging 2020 operating environment. For example:

- CNA achieved strong underlying P&C underwriting profitability and premium growth while actively managing the risk in its long-term care business and maintaining an extremely strong capital position;

- Boardwalk Pipelines has completed re-contracting its major expiring contracts, added over $1 billion to its backlog in 2020 and decreased its leverage;

- Loews Hotels has right-sized and stabilized its business through the tumultuous pandemic environment and has set itself up to rebound as the economic environment improves; and

- Altium Packaging has maintained its positive trajectory through the pandemic, including continuing to execute on its growth strategy through accretive acquisitions.

Incentive Compensation Determination: The Compensation Committee determined in the first quarter of 2021, for the reasons detailed above, that Mr. Tisch earned his target incentive compensation award for 2021, which is a modest increase from last year. This award is approximately 55.3% of the amount allocated to him from the performance bonus pool based on the level of performance-based income for the year. As noted above, in response to COVID-19, Mr. Tisch voluntarily elected to forego 50% of this award.

Other Named Executive Officers (NEOs)

Similar to our Chief Executive Officer, each of our other named executive officers was granted a cash incentive compensation award in the first quarter of 2020 that was paid in the first quarter of 2021.

Consistent with the Compensation Committee's philosophy of targeting overall compensation that does not fluctuate substantially year over year, the target levels for the awards for our other named executive officers, in the aggregate, did not change significantly compared to last year, and the maximum level for each other named executive officer was unchanged.

In making its determination regarding the amount of these awards earned by these executives, the Committee considered many of the same factors described above that it considered for our Chief Executive Officer, including each executive's performance through the COVID-19 pandemic. Based on its evaluation of each executive's performance, including the input and recommendation of the Chief Executive Officer, the Committee, in the first quarter of 2021, awarded each of these other named executive officers incentive compensation equal to their target amount for 2020. As noted above, in response to the COVID-19 pandemic, Messrs. Andrew and Jonathan Tisch each voluntarily elected to forego 50% of their cash incentive compensation awards.

Incentive Compensation Determination: These incentive compensation awards amounted to approximately 55.3% of the total amount available in the performance bonus pool for each of the other named executive officers and are consistent with the Committee's philosophy in favor of rewarding consistent, long-term superior performance, but against excessive or unreasonable compensation.

PERFORMANCE-BASED STOCK-BASED AWARDS

In making its determinations regarding the award of PRSUs in 2020 to our named executive officers, the Compensation Committee considered the same factors described above on page 32 under "Cash Incentive Compensation Awards" as well as the level of stock-based awards previously awarded to these individuals. These factors are not weighted and there is no formula for how these factors were applied in determining the number of PRSUs granted.

PRSU Determination: Based on all factors reviewed, in the first quarter of 2020, the Committee awarded 16,963 PRSUs, representing a grant date value of $900,000, to each member of our Office of the President and 13,382 PRSUs, representing a grant date fair value of $710,000, to each of our other named executive officers. The grant date fair value for these awards for 2020 was unchanged from the grant date fair value of the PRSU awards made to our executive officers for 2019. For 2020, performance-based income amounted to $2.98 per share, resulting in 100% of these PRSUs being earned by each of our named executive officers in the first quarter of 2021; however, these PRSUs still remain subject to their time-vesting provisions, with 50% of these PRSUs vesting in 2022 and 50% vesting in 2023.

Other Considerations

Compensation Program as it Relates to Risk. Management and the Compensation Committee regularly review our compensation policies and practices to ensure they do not encourage excessive risk taking. This review includes the cash and equity incentive programs, which are discussed in detail above under "Compensation Program Structure and Process" beginning on page 25. Based on this review, we do not believe that our compensation program encourages excessive risk taking, due to, among many considerations, the following plan design elements:

- Our program appropriately balances the three primary components of our executives' compensation: base salary, cash incentive compensation and equity-based incentive compensation.
- The Compensation Committee establishes reasonable, but achievable, performance targets for cash and equity-based incentive compensation in order to motivate our executives to create value for our shareholders over the long term while exercising prudent risk management.
- Awards of cash and equity-based incentive compensation are capped, and the Compensation Committee has the authority to exercise negative discretion with respect to payouts of cash incentive compensation, limiting excessive rewards for short-term results.
- Each member of our Office of the President owns, and has owned for many years, a significant amount of our common stock, which strongly aligns their interests with those of our shareholders and encourages a focus on long-term results.
- Our clawback policy, described below, allows for the recoupment of incentive compensation payments and awards if an executive officer's conduct leads to a restatement of our financial results, which mitigates risk.

Clawback Policy. We have adopted a policy that allows for the recoupment of incentive compensation (cash and equity-based) paid or awarded to an executive officer if we are required to restate our financial statements due to material noncompliance with federal securities laws if that officer's intentional or unlawful misconduct materially contributed to the need for such restatement. In such case, for any period affected by the restatement, the executive's incentive compensation will be subject to recoupment to the extent the amounts paid or awarded were greater than the amounts that would have been paid or awarded if they had been calculated on the basis of the restated financial results.

Anti-Hedging and Pledging Policy. We have adopted a policy that prohibits directors and executive officers from entering into hedging transactions in our common stock. For purposes of this policy, a hedging transaction is the entry into, or purchase or sale of, any financial instrument (including prepaid variable forward contracts, equity swaps and collars), or the entry into of any other transaction, in each case for the express purpose of offsetting a potential decline in the market value of our common stock. For the avoidance of doubt, financial instruments and transactions subject to this policy do not include transactions in securities (or derivative instruments relating thereto) of any open-end mutual fund, unit investment trust or exchange-traded fund, or of any company that is not affiliated with us.

In addition, directors and executive officers are prohibited from pledging our common stock, options relating to our common stock or any other security linked to our common stock as collateral for a loan unless the director or executive officer has the ability to repay the loan without liquidating the pledged stock and the loan is fully recourse to the director or executive officer.

Employment Agreements. We have no employment or other agreements relating to severance or payment upon a change of control with any of our named executive officers or other executive officers.

Share Ownership by Executive Officers. As disclosed above under "Director and Officer Holdings" on page 19, each member of our Office of the President owns, and has owned for many years, a significant amount of our common stock, which strongly aligns their interests with those of our other shareholders.

Compensation Committee Report on Executive Compensation

In fulfilling its responsibilities, the Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with Loews's management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

By the Compensation Committee:

Joseph L. Bower, Chairman
Charles D. Davidson
Charles M. Diker
Paul J. Fribourg
Susan P. Peters

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee has ever been an officer or employee of Loews, or is a participant in a transaction disclosed, or required to be disclosed, under the heading "Transactions with Related Persons," on page 17. None of our executive officers serves as a member of the compensation committee or board of directors of any entity that has an executive officer serving on our Compensation Committee or as a director of the company.

2020 Executive Compensation Tables

2020 Summary Compensation Table

The following table shows information for the years indicated regarding the compensation of our named executive officers for services in all capacities to us and our subsidiaries.

Year	Salary	Stock Awards [1]	SAR Awards [2]	Non-Equity Incentive Plan Compensation [3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings [4]	All Other Compensation	SEC Total	SEC Total Without Change in Pension Value [5]
James S. Tisch President and Chief Executive Officer, Office of the President								
2020	$650,625 [6]	$900,000	$6,640	$3,950,000 [7]	$1,168,171	$331,588 [8]	$7,007,024	$5,838,853
2019	975,000	900,000	15,001	3,825,000	3,574,257	87,426	9,376,684	5,802,427
2018	975,000	900,000	75,008	3,725,000	0	99,048	5,774,056	5,774,056
David B. Edelson Senior Vice President and Chief Financial Officer								
2020	1,012,500	710,000	0	3,725,000	257,464	251,125 [9]	5,956,089	5,698,625
2019	975,000	710,000	0	3,625,000	610,744	16,200	5,936,944	5,326,200
2018	975,000	710,000	0	3,525,000	299,784	16,000	5,525,784	5,226,000
Andrew H. Tisch Co-Chairman of the Board, Chairman of the Executive Committee, Office of the President								
2020	650,625 [6]	900,000	6,640	2,850,000 [7]	627,225	263,382 [10]	5,297,872	4,670,647
2019	975,000	900,000	15,001	2,725,000	2,663,868	89,680	7,368,549	4,704,681
2018	975,000	900,000	29,153	2,525,000	0	82,866	4,512,019	4,512,019
Jonathan M. Tisch Co-Chairman of the Board, Chairman and Chief Executive Officer of Loews Hotels, Office of the President								
2020	650,625 [6]	900,000	0	3,225,000 [7]	1,042,818	290,905 [11]	6,109,348	5,066,530
2019	975,000	900,000	0	3,100,000	2,970,145	86,514	8,031,659	5,061,514
2018	975,000	900,000	0	3,000,000	0	72,289	4,947,289	4,947,289
Kenneth I. Siegel Senior Vice President								
2020	1,012,500	710,000	6,640	3,600,000	100,421	242,375 [12]	5,671,936	5,571,515
2019	975,000	710,000	15,001	3,450,000	353,762	16,200	5,519,963	5,166,201
2018	975,000	710,000	29,153	3,250,000	249,413	16,000	5,229,566	4,980,153

(1) These amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of PRSUs granted pursuant to our Incentive Compensation Plan.

(2) These amounts represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of awards of SARs granted pursuant to Diamond Offshore's stock option plan as compensation for service by James S. Tisch, Andrew H. Tisch and Kenneth I. Siegel as directors of Diamond Offshore. The aggregate grant date fair value of these awards was estimated using the Black-Scholes pricing model assuming, with respect to the awards granted in 2020, 2019 and 2018: (a) an expected life of eight years for the 2020 award year and seven years for each of the 2019 and

2018 award years; (b) an expected volatility of127.65%, 39.35% and 32.1%, respectively; (c) a dividend yield of 0% for each award year; and (d) a risk-free interest rate of 1.85%, 2.11% and 2.56%, respectively. Expected life and volatility of awards is based on historical data. The dividend yield is based on the current regular dividend rate in effect and the current market price at the time of grant. Risk-free interest rates are determined using the U.S. Treasury yield curve at the time of grant with a term equal to the expected life of the awards. This information has been provided by Diamond Offshore.

(3) These amounts represent awards under our Incentive Compensation Plan for the years indicated, which were paid to the named executive officers in February of the following years.

(4) These amounts represent the actuarial increase, if any, in the present value of retirement benefits of each named executive officer under our retirement plans and, with respect to James S. Tisch, Andrew H. Tisch and Jonathan M. Tisch, supplemental retirement agreements as of December 31, 2020, 2019 and 2018 over the value of those benefits as of December 31, 2019, 2018 and 2017, respectively, all as determined using the same interest rate and other assumptions as those used in our financial statements in those respective years. The changes from year to year primarily represent changes in actuarial pension assumptions. For an estimate of the pension benefits accrued for and which may become payable to the named executive officers and the assumptions used in calculating those amounts, please see the 2020 Pension Benefits table on page 49 of this Proxy Statement.

(5) We have included this column to show how year over year changes in pension value impact total compensation as determined under SEC rules. The amounts reported in this column are calculated by subtracting the amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column from the amounts reported in the table's SEC Total column. The amounts reported in this column in some cases differ substantially from, and are not a substitute for, the amounts reported in the table's SEC Total column. To determine our named executive officers, we have used the amounts in the SEC Total column.

(6) In response to the COVID-19 pandemic, each of the members of our Office of the President, James, Andrew and Jonathan Tisch, voluntarily agreed to reduce his base salary by 50% from April 1, 2020 through December 31, 2020. As a result, they received $650,625 in base salary during 2020, instead of $975,000 received in prior years.

(7) In response to the COVID-19 pandemic, each of the members of our Office of the President, James, Andrew and Jonathan Tisch, voluntarily agreed to waive receipt of 50% of any annual cash incentive compensation award for the 2020 performance year earned under our Incentive Compensation Plan. As a result of those waivers, while James, Andrew and Jonathan Tisch each earned the awards set forth under the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table, they were actually paid $1,975,000, $1,425,000 and $1,612,500, respectively.

(8) All Other Compensation for 2020 for James S. Tisch includes: (a) $227,625, representing our contributions under our Deferred Investment Plan for 2020; (b) $28,500, representing our contributions under our Employee Savings Plan for 2020; (c) $62,048, representing the portion of the expense of a car and driver we provide to Mr. Tisch that is attributable to personal use during 2020 (which amount represents approximately 65% of our annual cost associated with the car and driver during 2020); (d) $8,415 representing the aggregate incremental cost of upgrades to hotel rooms beyond those that would be generally available to other employees granted by Loews Hotels & Co to Mr. Tisch or his family in connection with personal travel during 2020, which is calculated as the difference between the value of the rooms occupied by Mr. Tisch or his family and the value of rooms that would have been generally available to other employees; and (e) $5,000, representing additional cash compensation paid or applied to the cost of benefit choices under our flexible benefits plan, which may include premiums for medical, dental, vision, life and disability insurance policies, for 2020.

(9) All Other Compensation for 2020 for David B. Edelson includes: (a) $217,625, representing our contributions under our Deferred Investment Plan for 2020; (b) $28,500, representing our contributions under our Employee Savings Plan for 2020; and (c) $5,000, representing additional cash compensation paid or applied to the cost of benefit choices under our flexible benefits plan, which may include premiums for medical, dental, vision, life and disability insurance policies, for 2020.

(10) All Other Compensation for 2020 for Andrew H. Tisch includes: (a) $172,625, representing our contributions under our Deferred Investment Plan for 2020; (b) $28,500, representing our contributions under our Employee Savings Plan for 2020; (c) $57,177, representing the portion of the expense of a car and driver we provide to Mr. Tisch that is attributable to personal use during 2020 (which amount represents approximately 64% of our annual cost associated with the car and driver during 2020); (d) $80, representing the aggregate incremental cost of upgrades to hotel rooms beyond those that would be generally available to other employees granted by Loews Hotels & Co to Mr. Tisch or his family in connection with personal travel during 2020, which is calculated as the difference between the value of the rooms occupied by Mr. Tisch or his family and the value of rooms that would have been generally available to other employees; and (e) $5,000, representing additional cash compensation paid or applied to the cost of benefit choices under our flexible benefits plan, which may include premiums for medical, dental, vision, life and disability insurance policies, for 2020.

(11) All Other Compensation for 2020 for Jonathan M. Tisch includes: (a) $208,475, representing our contributions under our Deferred Investment Plan for 2020; (b) $11,400, representing our contributions under our Employee Savings Plan for 2020; (c) $54,561, representing the portion of the expense of a car and driver we provide to Mr. Tisch that is attributable to personal use during 2020 (which amount represents approximately 64% of our annual cost associated with the car and driver during 2020); (d) $11,469, representing the aggregate incremental cost of upgrades to hotel rooms beyond those that would be generally available to other employees granted by Loews Hotels & Co to Mr. Tisch or his family in connection with personal travel during 2020, which is calculated as the difference between the value of the rooms occupied by Mr. Tisch or his family and the value of rooms that would have been generally available to other employees; and (e) $5,000, representing additional cash compensation paid or applied to the cost of benefit choices under our flexible benefits plan, which may include premiums for medical, dental, vision, life and disability insurance policies, for 2020.

(12) All Other Compensation for 2020 for Kenneth I. Siegel includes: (a) $208,875, representing our contributions under our Deferred Investment Plan for 2020; (b) $28,500, representing our contributions under our Employee Savings Plan for 2020; and (c) $5,000, representing additional cash compensation paid or applied to the cost of benefit choices under our flexible benefits plan, which may include premiums for medical, dental, vision, life and disability insurance policies, for 2020.

NARRATIVE DISCUSSION OF SUMMARY COMPENSATION TABLE

For more information about the components of compensation reported in the Summary Compensation Table or any of the tables in "Compensation Plans" starting on page 39, including performance-based conditions and vesting schedule, please read the "Compensation Discussion and Analysis" beginning on page 22.

Compensation Plans

The following table shows information regarding awards granted to each of our named executive officers under our Incentive Compensation Plan during 2020.

2020 GRANTS OF PLAN-BASED AWARDS (LOEWS)

Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1]		Estimated Future Payouts Under Equity Incentive Plan Awards [2]			Closing Market Price on Date of Grant	Grant Date Fair Value of Stock and Options Awards
	Target	Maximum	Threshold	Target	Maximum		
James S. Tisch							
02/10/20			8,481.5	16,963	16,963	$55.81	$900,000
02/10/20	$3,950,000	$5,000,000					
David B. Edelson							
02/10/20			6,691	13,382	13,382	55.81	710,000
02/10/20	3,725,000	4,750,000					
Andrew H. Tisch							
02/10/20			8,481.5	16,963	16,963	55.81	900,000
02/10/20	2,850,000	4,000,000					
Jonathan M. Tisch							
02/10/20			8,481.5	16,963	16,963	55.81	900,000
02/10/20	3,225,000	4,500,000					
Kenneth I. Siegel							
02/10/20			6,691	13,382	13,382	55.81	710,000
02/10/20	3,600,000	4,500,000					

(1) These amounts represent target and maximum awards established under our Incentive Compensation Plan. The actual amount of each award earned and authorized for payment by our Compensation Committee in February 2021 is included in the 2020 Summary Compensation Table above under the heading "Non-Equity Incentive Plan Compensation," except that, as noted above, as a result of their agreements to voluntarily waive receipt of 50% of any cash incentive compensation awards earned for the 2020 performance year in response to the COVID-19 pandemic, each of the members of our Office of the President, James, Andrew and Jonathan Tisch were actually paid 50% of the amount earned, or $1,975,000, $1,425,000 and $1,612,500, respectively. Cash awards under our Incentive Compensation Plan are not subject to thresholds, but instead consist of an amount equal to a proportion of that percentage of our performance-based income established by our Compensation Committee as our annual performance goal, subject to the target and maximum amounts set forth on the table above. Please read our "Compensation Discussion and Analysis" under the heading "Compensation Program Structure and Process — Cash Incentive Compensation Awards," on page 26, for more information concerning awards under our Incentive Compensation Plan.

(2) These amounts represent threshold, target and maximum awards of PRSUs granted under our Incentive Compensation Plan. The actual grant date fair value computed in accordance with FASB ASC Topic 718 of each award authorized for issuance by our Compensation Committee in February 2020 is included in the Summary Compensation Table above under the heading "Stock Awards." Please read our "Compensation Discussion and Analysis" under the heading "Compensation Program Structure and Process — Performance-Based Stock-Based Awards," on page 30, for more information concerning awards under our Incentive Compensation Plan.

The following table shows information provided by Diamond Offshore regarding grants to James S. Tisch, Andrew H. Tisch and Kenneth I. Siegel under Diamond Offshore's stock option plan during 2020.

**2020 GRANTS OF PLAN-BASED AWARDS
(DIAMOND OFFSHORE)**

Grant Date	Action Date	All Other Option/SAR Awards: Number of Securities Underlying Options/SARs [1]	Exercise or Base Price of Option/SAR Awards [2]	Closing Market Price on Date of Grant [3]	Grant Date Fair Value of Stock and Option/SAR Awards
James S. Tisch					
01/01/20	10/21/19	1,000	7.13	7.19	6,640
Andrew H. Tisch					
01/01/20	10/21/19	1,000	7.13	7.19	6,640
Kenneth I. Siegel					
01/01/20	10/21/19	1,000	7.13	7.19	6,640

(1) These amounts represent awards of SARs granted to Kenneth I. Siegel, Andrew H. Tisch and James S. Tisch by Diamond Offshore under its stock option plan. In October 2019 Diamond Offshore's board of directors established an annual award to its non-management directors, which was to be granted in four increments over the course of 2020. Due to subsequent developments, which ultimately resulted in Diamond Offshore filing for bankruptcy in April 2020, SARs grants after the January 1, 2020 tranche were not made. Each SAR reported above vested and became exercisable with respect to 100% of its underlying securities on the date it was granted.

(2) The exercise prices were calculated in accordance with Diamond Offshore's stock option plan by averaging the high and low sales prices of Diamond Offshore's common stock as traded on The New York Stock Exchange on the business day immediately preceding the grant date.

(3) If the New York Stock Exchange was not open for trading on any grant date, the price in this column for that grant date reflects the closing market price on the last trading day prior to that grant date.

The following table shows information regarding SARs granted to each of our named executive officers under our Stock Option Plan and PRSUs granted to each of our named executive officers under our Incentive Compensation Plan that were outstanding as of December 31, 2020.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (LOEWS COMMON STOCK)

Option/SAR Awards [1]				Stock Awards [2]			
Number of Securities Underlying Unexercised Options/SARs Exercisable	Number of Securities Underlying Unexercised Options/SARs Unexercisable	Options/SAR Exercise Price	Options/SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
James S. Tisch							
15,000	0	37.86	01/10/22				
15,000	0	39.41	01/10/22				
15,000	0	39.80	01/10/22				
15,000	0	41.14	01/10/22				
15,000	0	41.93	01/08/23				
15,000	0	43.89	01/08/23				
15,000	0	44.44	01/08/23				
15,000	0	46.99	01/08/23				
15,000	0	46.58	01/14/24				
15,000	0	43.37	01/14/24				
15,000	0	43.83	01/14/24				
15,000	0	41.98	01/14/24				
15,000	0	40.46	01/09/25				
15,000	0	40.61	01/09/25				
15,000	0	38.46	01/09/25				
15,000	0	35.52	01/09/25				
				28,351	$1,276,395	16,963	$763,674

(1) Each SAR award reported above vests and becomes exercisable with respect to 25% of its underlying securities per year over the first four years of its term, and commenced vesting nine years prior to the expiration date reported for such SAR award.

(2) PRSU awards vest 50% on the second anniversary and 50% on the third anniversary of their grant date. PRSUs granted on February 12, 2018 and February 11, 2019 are no longer subject to a performance condition and are therefore reported in the first two columns under Stock Awards. PRSUs granted on February 10, 2020 are subject to a performance condition and are therefore reported in the last two columns under Stock Awards.

Option/SAR Awards [1]				Stock Awards [2]			
Number of Securities Underlying Unexercised Options/SARs Exercisable	Number of Securities Underlying Unexercised Options/SARs Unexercisable	Options/SAR Exercise Price	Options/SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
David B. Edelson							
11,250	0	39.81	01/11/21				
11,250	0	43.14	01/11/21				
11,250	0	42.02	01/11/21				
11,250	0	35.04	01/11/21				
11,250	0	37.86	01/10/22				
11,250	0	39.41	01/10/22				
11,250	0	39.80	01/10/22				
11,250	0	41.14	01/10/22				
11,250	0	41.93	01/08/23				
11,250	0	43.89	01/08/23				
11,250	0	44.44	01/08/23				
11,250	0	46.99	01/08/23				
11,250	0	46.58	01/14/24				
11,250	0	43.37	01/14/24				
11,250	0	43.83	01/14/24				
11,250	0	41.98	01/14/24				
11,250	0	40.46	01/09/25				
11,250	0	40.61	01/09/25				
11,250	0	38.46	01/09/25				
11,250	0	35.52	01/09/25				
				22,366	$1,006,937	13,382	$602,458

(1) Each SAR award reported above vests and becomes exercisable with respect to 25% of its underlying securities per year over the first four years of its term, and commenced vesting nine years prior to the expiration date reported for such SAR award.

(2) PRSU awards vest 50% on the second anniversary and 50% on the third anniversary of their grant date. PRSUs granted on February 12, 2018 and February 11, 2019 are no longer subject to a performance condition and are therefore reported in the first two columns under Stock Awards. PRSUs granted on February 10, 2020 are subject to a performance condition and are therefore reported in the last two columns under Stock Awards.

	Option/SAR Awards [1]			Stock Awards [2]			
Number of Securities Underlying Unexercised Options/SARs Exercisable	Number of Securities Underlying Unexercised Options/SARs Unexercisable	Options/SAR Exercise Price	Options/SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Andrew H. Tisch							
15,000	0	37.86	01/10/22				
15,000	0	39.41	01/10/22				
15,000	0	39.80	01/10/22				
15,000	0	41.14	01/10/22				
15,000	0	41.93	01/08/23				
15,000	0	43.89	01/08/23				
15,000	0	44.44	01/08/23				
15,000	0	46.99	01/08/23				
15,000	0	46.58	01/14/24				
15,000	0	43.37	01/14/24				
15,000	0	43.83	01/14/24				
15,000	0	41.98	01/14/24				
15,000	0	40.46	01/09/25				
15,000	0	40.61	01/09/25				
15,000	0	38.46	01/09/25				
15,000	0	35.52	01/09/25				
				28,351	$1,276,395	16,963	$763,674

(1) Each SAR award reported above vests and becomes exercisable with respect to 25% of its underlying securities per year over the first four years of its term, and commenced vesting nine years prior to the expiration date reported for such SAR award.

(2) PRSU awards vest 50% on the second anniversary and 50% on the third anniversary of their grant date. PRSUs granted on February 12, 2018 and February 11, 2019 are no longer subject to a performance condition and are therefore reported in the first two columns under Stock Awards. PRSUs granted on February 10, 2020 are subject to a performance condition and are therefore reported in the last two columns under Stock Awards.

	Option/SAR Awards [1]			Stock Awards [2]			
Number of Securities Underlying Unexercised Options/SARs Exercisable	Number of Securities Underlying Unexercised Options/SARs Unexercisable	Options/SAR Exercise Price	Options/SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Jonathan M. Tisch							
15,000	0	39.81	01/11/21				
15,000	0	43.14	01/11/21				
15,000	0	42.02	01/11/21				
15,000	0	35.04	01/11/21				
15,000	0	37.86	01/10/22				
15,000	0	39.41	01/10/22				
15,000	0	39.80	01/10/22				
15,000	0	41.14	01/10/22				
15,000	0	41.93	01/08/23				
15,000	0	43.89	01/08/23				
15,000	0	44.44	01/08/23				
15,000	0	46.99	01/08/23				
15,000	0	46.58	01/14/24				
15,000	0	43.37	01/14/24				
15,000	0	43.83	01/14/24				
15,000	0	41.98	01/14/24				
15,000	0	40.46	01/09/25				
15,000	0	40.61	01/09/25				
15,000	0	38.46	01/09/25				
15,000	0	35.52	01/09/25				
				28,351	$1,276,395	16,963	$763,674

(1) Each SAR award reported above vests and becomes exercisable with respect to 25% of its underlying securities per year over the first four years of its term, and commenced vesting nine years prior to the expiration date reported for such SAR award.

(2) PRSU awards vest 50% on the second anniversary and 50% on the third anniversary of their grant date. PRSUs granted on February 12, 2018 and February 11, 2019 are no longer subject to a performance condition and are therefore reported in the first two columns under Stock Awards. PRSUs granted on February 10, 2020 are subject to a performance condition and are therefore reported in the last two columns under Stock Awards.

Option/SAR Awards [1]				Stock Awards [2]			
Number of Securities Underlying Unexercised Options/SARs Exercisable	Number of Securities Underlying Unexercised Options/SARs Unexercisable	Options/SAR Exercise Price	Options/SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Kenneth I. Siegel							
11,250	0	41.93	01/08/23				
11,250	0	43.89	01/08/23				
11,250	0	44.44	01/08/23				
11,250	0	46.99	01/08/23				
11,250	0	46.58	01/14/24				
11,250	0	43.37	01/14/24				
11,250	0	43.83	01/14/24				
11,250	0	41.98	01/14/24				
5,625	0	40.46	01/09/25				
5,625	0	40.61	01/09/25				
				22,366	$1,006,937	13,382	$602,458

(1) Each SAR award reported above vests and becomes exercisable with respect to 25% of its underlying securities per year over the first four years of its term, and commenced vesting nine years prior to the expiration date reported for such SAR award.

(2) PRSU awards vest 50% on the second anniversary and 50% on the third anniversary of their grant date. PRSUs granted on February 12, 2018 and February 11, 2019 are no longer subject to a performance condition and are therefore reported in the first two columns under Stock Awards. PRSUs granted on February 10, 2020 are subject to a performance condition and are therefore reported in the last two columns under Stock Awards.

The following table shows information provided by Diamond Offshore regarding SARs granted to James S. Tisch, Andrew H. Tisch and Kenneth I. Siegel under Diamond Offshore's stock option plan that were outstanding as of December 31, 2020.

2020 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (DIAMOND OFFSHORE COMMON STOCK)

| | Option/SAR Awards [1] | | |
Number of Securities Underlying Unexercised Options/SARs Exercisable	Number of Securities Underlying Unexercised Options/SARs Unexercisable	Options/SAR Exercise Price	Options/SAR Expiration Date
James S. Tisch			
7,500	0	$66.38	01/03/21
7,500	0	78.90	04/01/21
7,500	0	70.38	07/01/21
7,500	0	55.64	10/01/21
7,500	0	55.72	01/03/22
7,500	0	66.68	04/02/22
7,500	0	59.19	07/02/22
7,500	0	66.04	10/01/22
7,500	0	67.47	01/02/23
7,500	0	69.71	04/01/23
7,500	0	68.62	07/01/23
7,500	0	62.31	10/01/23
7,500	0	56.55	01/02/24
7,500	0	48.36	04/01/24
7,500	0	49.57	07/01/24
7,500	0	34.54	10/01/24
7,500	0	37.16	01/02/25
7,500	0	26.69	04/01/25
7,500	0	25.88	07/01/25
7,500	0	17.56	10/01/25
7,500	0	20.93	01/04/26
7,500	0	21.54	04/01/26
7,500	0	24.02	07/01/26
7,500	0	17.67	10/03/26
7,500	0	17.89	01/01/27
7,500	0	16.61	04/01/27
7,500	0	10.97	07/01/27
7,500	0	14.34	10/01/27
7,500	0	18.41	01/01/28
1,000	0	14.49	04/01/28
1,000	0	21.21	07/01/28
1,000	0	20.11	10/01/28
1,000	0	9.54	01/01/29
1,000	0	10.49	04/01/29
1,000	0	8.69	07/01/29
1,000	0	5.54	10/01/29
1,000	0	7.13	01/01/30

(1) Each SAR reported above vested and became exercisable with respect to 100% of its underlying securities on the date it was granted.

	Option/SAR Awards [1]		
Number of Securities Underlying Unexercised Options/SARs Exercisable	Number of Securities Underlying Unexercised Options/SARs Unexercisable	Options/SAR Exercise Price	Options/SAR Expiration Date
Andrew H. Tisch			
500	0	$70.38	07/01/21
500	0	55.64	10/01/21
1,000	0	55.72	01/03/22
1,000	0	66.68	04/02/22
1,000	0	59.19	07/02/22
1,000	0	66.04	10/01/22
1,000	0	67.47	01/02/23
1,000	0	69.71	04/01/23
1,000	0	68.62	07/01/23
1,000	0	62.31	10/01/23
1,000	0	56.55	01/02/24
1,000	0	48.36	04/01/24
1,000	0	49.57	07/01/24
1,000	0	34.54	10/01/24
1,000	0	37.16	01/02/25
1,000	0	26.69	04/01/25
1,000	0	25.88	07/01/25
1,000	0	17.56	10/01/25
1,000	0	20.93	01/04/26
1,000	0	21.54	04/01/26
1,000	0	24.02	07/01/26
1,000	0	17.67	10/03/26
1,000	0	17.89	01/01/27
1,000	0	16.61	04/01/27
1,000	0	10.97	07/01/27
1,000	0	14.34	10/01/27
1,000	0	18.41	01/01/28
1,000	0	14.49	04/01/28
1,000	0	21.21	07/01/28
1,000	0	20.11	10/01/28
1,000	0	9.54	01/01/29
1,000	0	10.49	04/01/29
1,000	0	8.69	07/01/29
1,000	0	5.54	10/01/29
1,000	0	7.13	01/01/30

(1) Each SAR reported above vested and became exercisable with respect to 100% of its underlying securities on the date it was granted.

	Option/SAR Awards [1]		
Number of Securities Underlying Unexercised Options/SARs Exercisable	Number of Securities Underlying Unexercised Options/SARs Unexercisable	Options/SAR Exercise Price	Options/SAR Expiration Date
Kenneth I. Siegel			
1,000	0	$48.36	04/01/24
1,000	0	49.57	07/01/24
1,000	0	34.54	10/01/24
1,000	0	37.16	01/02/25
1,000	0	26.69	04/01/25
1,000	0	25.88	07/01/25
1,000	0	17.56	10/01/25
1,000	0	20.93	01/04/26
1,000	0	21.54	04/01/26
1,000	0	24.02	07/01/26
1,000	0	17.67	10/03/26
1,000	0	17.89	01/01/27
1,000	0	16.61	04/01/27
1,000	0	10.97	07/01/27
1,000	0	14.34	10/01/27
1,000	0	18.41	01/01/28
1,000	0	14.49	04/01/28
1,000	0	21.21	07/01/28
1,000	0	20.11	10/01/28
1,000	0	9.54	01/01/29
1,000	0	10.49	04/01/29
1,000	0	8.69	07/01/29
1,000	0	5.54	10/01/29
1,000	0	7.13	01/01/30

(1) Each SAR reported above vested and became exercisable with respect to 100% of its underlying securities on the date it was granted.

The following table shows information regarding the exercise of SARs granted under our Stock Option Plan and RSUs vested under our Incentive Compensation Plan for our named executive officers during 2020.

2020 OPTION EXERCISES AND STOCK VESTED (LOEWS COMMON STOCK)

Name	Option/SAR Awards		Stock/RSU Awards	
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
James S. Tisch	23,329	$1,184,060	19,360 [1]	$1,051,654 [1]
David B. Edelson	0	0	15,271	829,564
Andrew H. Tisch	23,329	1,184,060	19,360 [1]	1,051,654 [1]
Jonathan M. Tisch	18,427	971,468	19,360	1,051,654
Kenneth I. Siegel	0	0	15,271	829,564

(1) Each of James S. and Andrew H. Tisch deferred receipt of 100% of the RSU awards that vested in 2020. Delivery of those RSUs will be made upon the earlier of: (i) a date selected by them (January 2, 2053 for James S. Tisch, and August 14, 2049 for Andrew H. Tisch); (ii) their separation from service (as defined in Section 409A of the Internal Revenue Code); and (iii) a change in control (as defined in Section 409A).

None of our named executive officers exercised awards granted under Diamond Offshore's stock option plan during the year ended December 31, 2020.

Pension Plans

Prior to 2020, we provided a funded, tax qualified, non-contributory retirement plan for certain employees, including our named executive officers (our "Qualified Retirement Plan"). Benefits under tax qualified plans are subject to limitations under the Internal Revenue Code. Accordingly, we also provided an unfunded, nonqualified, non-contributory retirement plan (our "Benefit Equalization Plan") which provided for benefits that otherwise were not available due to these limitations. Effective December 31, 2019, these plans were frozen, and participants no longer accrue benefits, other than interest credits on accrued balances at a rate determined annually for all participants. At retirement or termination of employment, vested participants are entitled to receive their benefit in a lump-sum or a monthly annuity.

We also maintain supplemental retirements accounts for James S. Tisch, Andrew H. Tisch and Jonathan M. Tisch, under supplemental retirement agreements with each of these individuals ("Supplemental Benefit"). We credit each nominal account annually with the interest credit established under our Qualified Retirement Plan. Upon retirement, each of these named executive officers will receive the value of his account in the form of an annuity or, subject to certain conditions, in a single lump-sum payment.

The following table shows information regarding pension benefits accrued for and paid to each of our named executive officers as of December 31, 2020.

2020 PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year[2]
James S. Tisch	Qualified Retirement Plan	42	$1,763,216	$0
	Benefit Equalization Plan	42	29,244,297	0
	Supplemental Benefit		1,471,616	0
David B. Edelson	Qualified Retirement Plan	14	286,317	0
	Benefit Equalization Plan	14	4,388,323	212,453
Andrew H. Tisch	Qualified Retirement Plan	46	1,772,570	0
	Benefit Equalization Plan	46	24,661,845	0
	Supplemental Benefit		1,480,503	0
Jonathan M. Tisch	Qualified Retirement Plan	40	1,479,682	0
	Benefit Equalization Plan	40	23,541,440	0
	Supplemental Benefit		1,471,616	0
Kenneth I. Siegel	Qualified Retirement Plan	10	99,928	0
	Benefit Equalization Plan	10	2,474,882	121,600

(1) Assuming (a) benefit commencement at a normal retirement date age of 65 for David B. Edelson and Kenneth I. Siegel, and current age for Andrew H. Tisch, Jonathan M. Tisch and James S. Tisch, who are currently eligible for an unreduced benefit; (b) a discount rate of 2.3% for the Benefit Equalization Plan and 2.5% for the Qualified Retirement Plan; and (c) interest credits of 3.0% for 2021 and future years. Other interest rate and mortality rate assumptions used are consistent with those used in our financial statements.

(2) Payments made during 2020 for David B. Edelson and Kenneth I. Siegel represent amounts withdrawn from their Benefit Equalization Plan accounts to satisfy employment tax withholding obligations triggered by the freezing of the Benefit Equalization Plan.

Deferred Compensation

2008 Plan. The following table shows information regarding compensation deferred by David Edelson on a nonqualified basis under our Deferred Compensation Plan (the "2008 Plan"), which was frozen as of December 31, 2015. None of our other named executive officers have outstanding balances under this plan.

Under the 2008 Plan, by annual election, employees earning in excess of $100,000 per year were able to defer up to ten percent of their base salaries on a tax-deferred basis. Upon electing to participate in this plan each year, each participating employee chose the amount to be deferred and the duration of the deferral, whether to receive distributions of deferred amounts in a single payment or in equal annual installments over a period of up to 15 years, and an interest rate from a selection of short-term and long-term rates that were available depending on the duration of the deferral.

Effective March 1, 2020, the 2008 Plan transitioned to a new investment lineup for deferred account balances consisting of a number of investment funds selected by the benefits committee administering the plan. Participants' account balances are transferred to the new lineup upon the earlier of (i) March 1, 2020 and (ii) the expiration of any previously selected long-term interest rates if the participant elected not to transfer out of those long-term rates to the new lineup on March 1, 2020.

The 2008 Plan is a nonqualified, unfunded plan under the Internal Revenue Code and the Employee Retirement Income Security Act of 1974 (ERISA). Deferred amounts that remain allocated to an interest rate are maintained by us in an interest-bearing account until that rate expires. For other deferred amounts, we have established a "rabbi" trust, to provide a source of funds (subject to the claims of our creditors), which is administered by an independent financial institution as trustee.

2020 NONQUALIFIED DEFERRED COMPENSATION (2008 PLAN)

Name	Executive Contributions in Last Fiscal Year	Company Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End
David B. Edelson	$0	$0	$28,443[1]	$0	$827,530[2]

(1) $187 of the amounts included in Aggregate Earnings in Last Fiscal Year is reported as compensation in the 2020 Summary Compensation Table as it was accrued at an above-market interest rate.

(2) $431,250 of contributions made by Mr. Edelson since he became a named executive officer included in Aggregate Balance at Last Fiscal Year-End were reported as compensation in Summary Compensation Tables for previous years. All other contributions, and all earnings, except for the earnings referred to in footnote 1 that were reported as compensation in the 2020 Summary Compensation Table, were not reported as compensation in Summary Compensation Tables for previous years pursuant to applicable SEC rules.

2016 Plan. The following table shows information regarding compensation deferred by Mr. Edelson on a nonqualified basis under our Executive Deferred Compensation Plan (the "2016 Plan"), which was adopted effective January 1, 2016 and frozen as of December 31, 2019. None of our other named executive officers have outstanding balances under this plan.

Under the 2016 Plan, by annual election, employees earning at least $250,000 per year were able to defer up to 50% of base salary and 75% of bonus on a tax-deferred basis.

The 2016 Plan is a nonqualified, unfunded plan under the Internal Revenue Code and ERISA; however, we have established a "rabbi" trust, to provide a source of funds (subject to the claims of our creditors), which is administered by an independent financial institution as trustee. Deferred amounts were credited to the participant's account and allocated by the participant among a number of investment funds selected by the benefits committee administering the plan.

In addition to selecting an amount of compensation to be deferred and choosing among the available investment funds, upon electing to participate in this plan each year, a participant chose the duration of the deferral and whether to receive distributions of deferred amounts in a single payment or in equal annual installments over a period of up to 15 years.

2020 NONQUALIFIED DEFERRED COMPENSATION (2016 PLAN)

Name	Executive Contributions in Last Fiscal Year	Company Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last Fiscal Year-End
David B. Edelson[1]	$0	$0	$64,620	$0	$635,321

(1) All $493,000 of Mr. Edelson's contributions from previous years included in Aggregate Balance at Last Fiscal Year-End were reported in Summary Compensation Tables for previous years. Earnings are not reported as compensation in Summary Compensation Tables (for the last fiscal year nor for previous years) as they were not accrued at above-market interest rates.

Deferred Investment Plan. The following table shows information regarding compensation deferred by our named executive officers on a nonqualified basis under our Deferred Investment Plan (the "Deferred Investment Plan"), which was adopted effective January 1, 2020.

Under the Deferred Investment Plan, employees whose cash compensation (base salary and bonus) is greater than the annual IRS compensation limits for 401(k) plans ($285,000 in 2020) can elect on an annual basis to defer up to 75% of base salary and 100% of bonus on a tax-deferred basis. In addition, we make annual contributions to the Deferred Investment Plan accounts of eligible employees equal to 5% of the participant's annual cash compensation that is in excess of the annual IRS compensation limits for 401(k) plans.

The Deferred Investment Plan is a nonqualified, unfunded plan under the Internal Revenue Code and ERISA; however, we have established a "rabbi" trust, to provide a source of funds (subject to the claims of our creditors), which is administered by an independent financial institution as trustee. Amounts credited to the participant's account are allocated by the participant among a number of investment funds selected by the benefits committee administering the plan. In addition, each year, a participant chooses the duration of the deferral and whether to receive distributions of deferred amounts in a single payment or in equal annual installments over a period of up to 15 years.

2020 NONQUALIFIED DEFERRED COMPENSATION (DEFERRED INVESTMENT PLAN)

Name	Executive Contributions in Last Fiscal Year	Company Contributions in Last Fiscal Year[1]	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions[2]	Aggregate Balance at Last Fiscal Year-End[3]
James S. Tisch	$0	$227,625	$0	$5,349	$0
David B. Edelson	260,750[4]	217,625	44,001[5]	5,114	261,501
Andrew H. Tisch	0	172,625	0	4,057	0
Jonathan M. Tisch	0	208,475	0	4,899	0
Kenneth I. Siegel	0	208,875	0	4,909	0

(1) Represents our contributions in respect of 2020 compensation that were credited to participants' accounts in early 2021. These amounts are reported as compensation in the 2020 Summary Compensation Table.

(2) Represents deductions taken from the contributions we made in respect of 2020 compensation to satisfy employment tax withholding obligations. These deductions were taken at the time the participants' accounts were credited in early 2021.

(3) 2020 was the first year that the Deferred Investment Plan was in effect and the contributions and withdrawals/distributions reported in their respective columns were not actually made until early 2021. Therefore, the Aggregate Balance at Last Fiscal Year-End for each executive, other than Mr. Edelson, was $0. Mr. Edelson has historically deferred a portion of his cash incentive compensation awards under our predecessor deferred compensation plans. In 2018, he elected to defer a portion of his 2019 cash incentive compensation award originally under the 2016 Plan. That amount ($217,500) was ultimately credited to his Deferred Investment Plan account in early 2020 following the transition from the 2016 Plan to the Deferred Investment Plan. His 2019 cash incentive compensation award was reported as compensation in the 2019 Summary Compensation Table. Mr. Edelson's Aggregate Balance at Last Fiscal Year-End includes that deferred portion of his 2019 cash incentive compensation award ($217,500) together with the earnings thereon reported in Aggregate Earnings in Last Fiscal Year and described in footnote 5.

(4) Represents a deferral of a portion of Mr. Edelson's cash incentive compensation award for 2020 that is reported as compensation in the 2020 Summary Compensation Table.

(5) Represents earnings on the deferred portion of Mr. Edelson's 2019 cash incentive compensation award that was credited to his account in early 2020. These earnings are not reported as compensation in the 2020 Summary Compensation Table as they were not accrued at above-market rates.

In addition to deferrals of cash compensation, employees are eligible to defer receipt of equity compensation awards granted to them. James S. Tisch and Andrew H. Tisch elected to defer receipt of their 2020 PRSU grants until the earlier of: (i) a date selected by them (January 2, 2053 for James Tisch, and August 14, 2049 for Andrew Tisch); (ii) their separation from service (as defined in Section 409A of the Internal Revenue Code); and (iii) a change in control (as defined in Section 409A).

CEO Pay Ratio

Under SEC rules established pursuant to the Dodd-Frank Act, we are required to disclose the ratio of pay of our Chief Executive Officer to that of our median employee, as defined under those rules, excluding our Chief Executive Officer. In order to estimate this ratio, we first determined our employee population using a determination date of December 31, 2020. A new determination date was used this year to reflect changes to our employee population since the prior determination date. Under the SEC rules, our employee population included approximately 14,106 employees from Loews Corporation and our consolidated subsidiaries — CNA, Boardwalk Pipelines, Loews Hotels and Altium Packaging. We identified the median employee from this employee population using a compensation measure that incorporated base salary, overtime and any bonuses paid for 2020. For employees hired during the year, their compensation was annualized to reflect a full year of wages. International employees' pay was converted to US dollar equivalents using the average of the exchange rates from January 1, 2020 and December 31, 2020. For 2020, the annual total compensation of our Chief Executive Officer, which is equal to the total compensation amount reflected in the Summary Compensation Table above, and the median employee from the employee population determined under the SEC rules is $5,838,853 and $79,344, respectively. This results in a CEO pay ratio estimate of 74:1. Given the numerous different methodologies, assumptions, adjustments and estimates that companies may apply as permitted under SEC rules, this information may not be an appropriate basis for comparison between different companies.

Proposal No. 3:
Ratification of the Appointment of Our Independent Auditors

Our Audit Committee is directly responsible for the appointment, compensation and oversight of the independent external audit firm retained to audit our financial statements and the audit fee negotiations associated with their retention. Our Audit Committee has selected Deloitte & Touche LLP to serve as our independent auditors for 2021. The Audit Committee regularly evaluates the performance of our independent auditors to determine if it is engaging the firm it believes is best positioned to serve the company and its shareholders. The Audit Committee also periodically considers whether, in order to assure continuing auditor independence, Loews should rotate its independent external audit firm. In conjunction with the mandated rotation of the independent auditors' lead engagement partner, the Audit Committee and its Chairman participate in the selection of each new lead engagement partner. The Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP to serve as Loews's independent external auditor is in the best interests of Loews and its shareholders.

Although it is not required to do so, our Board wishes to submit the selection of Deloitte & Touche LLP for ratification by our shareholders at the Annual Meeting. Even if this selection is ratified by our shareholders at the Annual Meeting, our Audit Committee may at its discretion change the appointment at any time during the year if it determines that such a change would be in the best interests of us and our shareholders. If our shareholders do not ratify the selection of Deloitte & Touche LLP, our Audit Committee will reconsider its selection. Representatives of Deloitte & Touche LLP are expected to be at the Annual Meeting to answer appropriate questions and, if they choose to do so, to make a statement.

Audit Fees and Services

The following table shows fees billed by Deloitte & Touche LLP and its affiliates for professional services rendered to us and our subsidiaries in 2020 and 2019, by category, as described in the notes to the table.

(in thousands)	2020	2019
Audit Fees [1]	$17,763	$20,007
Audit Related Fees [2]	725	734
Tax Fees [3]	27	33
All Other Fees [4]	13	17
Total	$18,529	$20,791

(1) Includes the aggregate fees and expenses for the audit of our and our subsidiaries' annual financial statements and internal control over financial reporting, statutory filings and the reviews of our and their quarterly financial statements.

(2) Includes the aggregate fees and expenses for services that were reasonably related to the performance of the audit or reviews of our financial statements and not included under "Audit Fees" above, including, principally, audits of employee benefit plans, internal control reviews and due diligence.

(3) Includes the aggregate fees and expenses for tax compliance and tax planning services.

(4) Includes the aggregate fees and expenses for products and services, other than those services described above.

Auditor Engagement Pre-Approval Policy

To assure the continued independence of our independent auditors, currently Deloitte & Touche LLP, our Audit Committee has adopted a policy requiring pre-approval of all audit and non-audit services performed by our independent auditors. Under this policy, our Audit Committee annually pre-approves certain specified recurring services which may be provided by Deloitte & Touche LLP, subject to maximum dollar limitations.

All other engagements for services to be performed by Deloitte & Touche LLP must be specifically pre-approved by our Audit Committee, or the Chairman of our Audit Committee to the extent the Audit Committee has delegated pre-approval authority to the Chairman. Our Audit Committee, or the Chairman of our Audit Committee pursuant to such delegated authority, pre-approves all engagements by us and our subsidiaries, other than CNA and its subsidiaries, for services of Deloitte & Touche LLP, including all terms and fees. Our Audit Committee has concluded that all these engagements have been compatible with the continued independence of Deloitte & Touche LLP in serving as our independent auditors.

Engagements of Deloitte & Touche LLP by CNA are reviewed and approved by the independent audit committee of CNA under pre-approval policies adopted by that committee.

 Our Board recommends a vote **FOR** Proposal No. 3.

Audit Committee Report

The primary role of the Board's Audit Committee is to oversee our financial reporting process and manage our relationship with our independent auditors. For more information about the Audit Committee's responsibilities please see "Board Committees" on page 13. In fulfilling its responsibilities, the Audit Committee has reviewed, and discussed with Loews's management and independent auditors, the company's audited financial statements for the year ended December 31, 2020. The Audit Committee has also discussed with our independent auditors the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees," as adopted and as amended by the Public Company Accounting Oversight Board ("PCAOB").

In addition, the Audit Committee has discussed with the independent auditors their independence in relation to Loews and its management, including the matters in the written disclosures provided to the Audit Committee as required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence. We have determined that the provision of non-audit services provided by the auditors is compatible with maintaining the auditors' independence. For more information about services provided by our independent auditors, please read "Audit Fees and Services," in Proposal 3 on page 54.

The members of the Audit Committee rely without independent verification on the information provided to them by management and the independent auditors and on management's representation that the company's financial statements have been prepared with integrity and objectivity. They do not provide any expert or special assurance as to Loews's financial statements or any professional certification as to the independent auditors' work. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has applied appropriate accounting and financial reporting principles or internal controls and procedures, that the audit of the company's financial statements has been carried out in accordance with generally accepted auditing standards, that Loews's financial statements are presented in accordance with generally accepted accounting principles, or that the company's auditors are in fact "independent."

Based upon the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2020, which has been filed with the Securities and Exchange Commission.

By the Audit Committee:

Walter L. Harris, Chairman
Ann E. Berman *Joseph L. Bower*
Charles M. Diker *Paul J. Fribourg*
Philip A. Laskawy

Proposal No. 4:
Shareholder Proposal Requesting Certain Disclosures regarding Political Contributions

A Loews shareholder has notified us that it intends to present the following proposal for consideration at the Annual Meeting. The name, address and number of shares held by such shareholder are available upon request to the Corporate Secretary.

Resolved, that the shareholders of Loews Corporation ("Loews" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:

a. The identity of the recipient as well as the amount paid to each; and

b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

Supporting Statement

As long-term shareholders of Loews, we support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of the company and its shareholders. The Supreme Court recognized this in its 2010 *Citizens United* decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Loews now discloses a policy regarding political activity but this is deficient because the company and its subsidiaries do not disclose any election-related spending from corporate funds.

Relying on publicly available data does not provide a complete picture of the Company's electoral spending. For example, the Company's payments to tax-exempt groups, such as 501(c)(4)s, that may be used for election-related activities are undisclosed and unknown. This proposal asks the Company to disclose all of its and its subsidiaries' electoral spending, including payments to tax-exempt organizations groups such as 501(c)(4)s, which may be used for electoral purposes. This would bring our Company in line with a growing number of leading companies, including American International Group Inc., Hartford Financial Services Group Inc., and WestRock Co., which present this information on their websites.

The Company's Board and shareholders need comprehensive disclosure to fully evaluate the use of corporate assets in elections. We urge your support for this critical governance reform.

Company's Statement in Opposition

Our Board recommends a vote **AGAINST** this proposal for the following reasons:

- Our shareholders voted on and soundly rejected substantially identical proposals at each of our past two annual meetings.

- Nevertheless, as we value feedback from our shareholders, in 2020 we added to our sustainability website significant disclosure regarding public policy engagement and political activities across the Loews enterprise (parent company and consolidated subsidiaries). That disclosure, which has received praise from substantial shareholders, can be found at: *loews.com/fileStore/political-activities-disclosure.pdf*.

  o We regularly review and update our sustainability disclosures, and in 2021 we updated our political activities disclosure to include aggregate political contributions made during 2020 with corporate funds and the subsidiaries that made them.

- As disclosed, as part of our and our subsidiaries' robust enterprise risk management programs, our Board and management team oversee public policy engagement and political activities at the parent company. Consistent with our general philosophy of decentralized management, the boards and management teams of our subsidiaries are responsible for establishing tailored policies and practices for their businesses.

  o Loews and its subsidiaries comply with all federal, state and local laws pertaining to political contributions, including disclosure requirements.

  o Political contributions across the Loews enterprise are *de minimis*—in 2020 they were less than $275,000, or less than 0.03% of our consolidated annual operating expenditures.

  o Given the minimal level of our activities, Loews does not have an internal government affairs group, and only one of our subsidiaries, CNA, has such a function.

- Our Board recognizes, however, that our subsidiaries operate in highly regulated industries—insurance, energy, hospitality and packaging—in which decisions of federal, state and local governments can materially impact their businesses. It is therefore important for our shareholders that Loews and its subsidiaries have flexibility to appropriately evaluate and engage in the public policymaking process.

- The parent company does not belong to any trade associations. We publicly disclose the principal trade groups in which our consolidated subsidiaries participate.

- Adoption of this proposal may put Loews and its subsidiaries at a disadvantage relative to their competitors because it would require them to reveal confidential information about their long-term strategies and priorities, while their competitors would not be subject to those requirements. Loews and its subsidiaries therefore may be hindered in their ability to engage in the public policymaking process to protect and advance their interests (and therefore the interests of our shareholders) in ways that competitors who are free from similar disclosure requirements are not.

- Given the *de minimis* level of political contributions, existing disclosure requirements under applicable law and the additional voluntary disclosures we already make on our sustainability website, we believe the requested report is unnecessary. Given the potential competitive harm that it may cause, we also believe the requested report is unwise.

 Our Board recommends a vote **AGAINST** Proposal No. 4.

Additional Information

Voting

As of March 16, 2021, the record date for determination of shareholders entitled to notice of and to vote at the Annual Meeting, there were 267,127,483 shares of our common stock outstanding. Each outstanding share of our common stock is entitled to one vote on all matters that may come before the Annual Meeting. All proxies properly voted in accordance with the instructions below prior to the Annual Meeting and not revoked will be voted at the Annual Meeting. You may revoke your proxy at any time before it is exercised by giving notice in writing to our Corporate Secretary, by granting a proxy bearing a later date or by voting in person at the Annual Meeting.

Please note that in light of the COVID-19 pandemic and our concern for the health and safety of our employees and shareholders, this year our Annual Meeting will be a completely virtual meeting.

Internet Availability of Proxy Materials. Under Securities and Exchange Commission rules, we have elected to make our proxy materials available to our shareholders over the Internet, rather than mailing paper copies of those materials to each shareholder. We expect to begin mailing an Important Notice Regarding the Availability of Proxy Materials (a "Notice") on or about March 31, 2021. The Notice contains instructions describing how to access our proxy materials, including this Proxy Statement and our Annual Report, and vote shares by the Internet or by telephone. If you receive a Notice only and would like to receive a printed copy of the proxy materials, please follow the instructions printed on the Notice to request that a printed copy be mailed to you.

Voting by Proxy. Whether or not you plan to virtually attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods below. Please have your proxy card, voting instruction form or Notice in hand when voting.

- **Internet:** go to *www.proxyvote.com*
- **Telephone:** call 1-800-690-6903
- **Mail:** if you received a paper copy of the proxy materials by mail, you can vote by signing, dating and mailing the proxy card in the enclosed self-addressed envelope

Admittance to and Voting at the Annual Meeting. The Annual Meeting is open to holders of our common stock. To attend the virtual meeting, visit *www.virtualshareholdermeeting.com/L2021* and enter the 16-digit control number included on your proxy card, voting instruction form or Notice. You may begin to log into the meeting platform beginning at 10:45 a.m. Eastern Daylight Savings Time (EDT) on May 11, 2021. The meeting will begin promptly at 11:00 a.m. EDT on May 11, 2021. All shareholders may vote and submit questions at the Annual Meeting via virtual attendance.

If you encounter any technical difficulties with the virtual meeting platform on the meeting day, please call 1-844-976-0738 (toll free) or 1-303-562-9301 (international toll). Technical support will be available starting at 8:00 a.m. EDT on May 11, 2021 and will remain available until thirty minutes after the meeting has finished.

Quorum. A quorum will be present at the Annual Meeting if holders of a majority of the issued and outstanding shares of our common stock on the record date are represented at the Annual Meeting in person or by proxy. If a quorum is not present at the Annual Meeting, we expect to postpone or adjourn the Annual Meeting to solicit additional proxies. Abstentions and broker non-votes (as defined below) will be counted as shares present and entitled to vote for the purpose of determining whether a quorum is present.

Broker Non-votes. Shares with respect to which a broker indicates that it does not have authority to vote on a matter will be considered "broker non-votes." Broker non-votes occur on a matter when a bank, broker or other nominee is not permitted by applicable regulatory requirements to vote on that matter without instruction from the owner of the shares and no instruction is given. Absent instructions from you, your broker may vote your shares on the ratification of the appointment of our independent auditors (Proposal No. 3), but may not vote your shares on the election of directors (Proposal No. 1), the advisory "say-on-pay" vote (Proposal No. 2) or the shareholder proposal (Proposal No. 4).

Majority Vote Standard for Election of Directors. Our by-laws provide that a nominee for director in an uncontested election, such as the election to be held at our Annual Meeting, will be elected to the Board by the vote of the majority of the votes cast with respect to the nominee. With respect to Proposal No. 1, you may vote for any one or more nominees, against any one or more nominees or abstain from voting with respect to any one or more nominees. Shares that are voted to abstain with respect to any one or more nominees and broker non-votes will not be counted as votes cast and, therefore, will have no effect on the outcome of the voting for directors. If an incumbent nominee does not receive a majority of the votes cast, our by-laws require that director to tender his or her resignation and the Nominating and Governance Committee, or such other committee designated by the Board, to consider whether to accept or reject that resignation. The Board will act on the committee's recommendation and publicly disclose its decision.

Votes Required to Adopt Other Proposals. The affirmative vote of shares representing a majority of the votes cast by the holders of shares present and entitled to vote on the matter is required to approve each of the other proposals to be voted on at the Annual Meeting. With respect to Proposals No. 2, 3 and 4, you may vote for, against or abstain. Shares that are voted to abstain with respect to any one or more of these matters and broker non-votes will not be counted as votes cast and, therefore, will have no effect on the outcome of the voting for these proposals.

Confidentiality. Our Board has adopted a policy of confidentiality regarding the voting of shares. Under this policy, all proxies, ballots and voting tabulations that identify how an individual shareholder has voted at the Annual Meeting will be kept confidential from us, except where disclosure is required by applicable law, a shareholder expressly requests disclosure, or in the case of a contested proxy solicitation. Proxy tabulators and inspectors of election will be employees of Broadridge Financial Solutions, Inc. or another third party and not our employees.

Other Matters

We know of no other matters to be brought before the Annual Meeting. If other matters should properly come before the meeting, proxies will be voted on these matters in accordance with the best judgment of the persons appointed as proxies.

Cost of Proxy Solicitation. We will bear all costs in connection with the solicitation of proxies for the Annual Meeting. We intend to request brokerage houses, custodians, nominees and others who hold our common stock in their names to solicit proxies from the persons who beneficially own the stock, and we will reimburse these brokerage houses, custodians, nominees and others for their out-of-pocket expenses in connection therewith. We have engaged Innisfree M&A Incorporated to solicit proxies for us, at an anticipated cost of approximately $12,500. In addition to the use of the mail, solicitation may be made by Innisfree or our employees personally or by telephone, over the Internet, by e-mail or by other electronic transmission.

Householding. To reduce the expenses of delivering duplicate proxy materials, we may take advantage of the Securities and Exchange Commission's "householding" rules that permit us to deliver only one set of proxy materials to shareholders who share an address, unless otherwise requested. If you share an address with another shareholder and have received only one set of proxy materials, you may request a separate copy of these materials at no cost to you by contacting us at Loews Corporation, Attn: Corporate Secretary, 667 Madison Avenue, New York, New York 10065-8087 or at (212) 521-2000. For future annual meetings, you may request separate voting materials, or request that we send only one set of proxy materials to you if you are receiving multiple copies, by calling or writing to us at the phone number and address given above.

Submissions of Nominations or Other Proposals for Our 2022 Annual Meeting

If you wish to propose an individual to be considered by our Nominating and Governance Committee for possible recommendation to our Board as a nominee for election as a director, you should do so by writing to our Corporate Secretary. Your recommendation should include the candidate's name, a brief biographical description, a statement of the candidate's qualifications, a description of any relationship between the candidate and the recommending shareholder or Loews and the candidate's signed consent to serve as a director, if elected. Our Nominating and Governance Committee requests that we receive any recommendations for director nominees for our 2022 annual meeting of shareholders no later than October 1, 2021.

If you wish to nominate an individual for election as a director at our 2022 annual meeting of shareholders, you must provide us written notice of your intention to do so addressed to our Corporate Secretary. Your notice must provide certain information, representations and agreements, including the candidate's signed consent to serve as a director, if elected, as set forth in our by-laws. We must receive your notice, together with the required information, no earlier than January 11, and no later than February 10, 2022.

If you wish to submit any other proposal for our 2022 annual meeting of shareholders, you must also provide us written notice of your intention to do so addressed to our Corporate Secretary. For proposals that you would like to be included in our proxy materials under Rule 14a-8 under the Exchange Act, your proposal must be received by us not later than December 1, 2021 and otherwise comply with the rules and procedures set forth in Rule 14a-8. For other proposals that would not be included in our proxy materials, we must receive your proposal no earlier than January 11, and no later than February 10, 2022 and your proposal must be accompanied by certain information, representations and agreements as set forth in our by-laws.

Communicating with Our Board

If you or any other interested party wishes to communicate directly with our lead director, other non-management directors or our Board as a whole, you or the other interested party may do so by writing to our Corporate Secretary. All communications will be delivered to the director or directors to whom they are addressed unless the Corporate Secretary determines that a communication is a business solicitation or advertisement, or requests general information about us.

You should address all communications directed to our Corporate Secretary regarding the matters discussed in this Proxy Statement to Loews Corporation, 667 Madison Avenue, New York, New York 10065-8087, Attention: Marc A. Alpert, Corporate Secretary.

By order of the Board of Directors,

Marc A. Alpert

Senior Vice President, General Counsel and Secretary
Dated: March 31, 2021